United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

April, 2017

Vale S.A.

Avenida das Américas, No. 700
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

Interim Financial Statements

March 31, 2017

BRGAAP in R$ (English)

Vale S.A. Interim Financial Statements

KPMG Auditores Independentes Av. Almirante Barroso, 52 - 4º 20031-000 - Rio de Janeiro, RJ - Brasil Caixa Postal 2888 20001-970 - Rio de Janeiro, RJ - Brasil	Central Tel Fax Internet	55 (21) 3515-9400 55 (21) 3515-9000 www.kpmg.com.br

Report on the review of quarterly information - ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil, rules of the CVM and of the International Financial Reporting Standards - IFRS)

To

The Board of Directors and Stockholders of

Vale S.A.

Rio de Janeiro - RJ

Introduction

1.              We have reviewed the interim accounting information, individual and consolidated, of Vale S.A. (“the Company”), identified as Parent Company and Consolidated, respectively, included in the quarterly information form - ITR for the quarter ended March 31, 2017, which comprises the balance sheet as of March 31, 2017 and the respective statements of income and comprehensive income, statements of changes in equity and of cash flows for the three-month period then ended, including the explanatory notes.

2.              The Company`s Management is responsible for the preparation of these interim accounting information in accordance with the CPC 21(R1) and the IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board — IASB, as well as the presentation of these information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of quarterly information - ITR. Our responsibility is to express our conclusion on this interim accounting information based on our review.

Scope of the review

3.              We conducted our review in accordance with Brazilian and International Interim Information Review Standards (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries primarily of the management responsible for financial and accounting matters and applying analytical procedures and other review procedures. The scope of a review is significantly less than an audit conducted in accordance with auditing standards and, accordingly, it did not enable us to obtain assurance that we were aware of all the material matters that would have been identified in an audit. Therefore, we do not express an audit opinion.

Conclusion on the interim accounting information

4.              Based on our review, we are not aware of any fact that might lead us to believe that the individual and consolidated interim accounting information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, issued by the IASB, applicable to the preparation of the quarterly review - ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other matters

Statements of added value

5.              The individual and consolidated statements of value added for the quarter ended March 31, 2017, prepared under the responsibility of the Company’s management, and presented as supplementary information for the purposes of IAS 34, were submitted to the same review procedures followed together with the review of the Company’s interim financial information. In order to form our conclusion, we evaluated whether these statements were reconciliated to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

Rio de Janeiro, April 26, 2017.

\S\KPMG Auditores Independentes

CRC SP-014428/O-6 F-RJ

(Original report in Portuguese signed by)

\S\Manuel Fernandes Rodrigues de Sousa

Accountant CRC RJ-052428/O-2

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Income Statement

In millions of Brazilian Reais, except earnings per share data

		Consolidated		Parent company
	Three months period ended March 31,
	Notes	2017	2016	2017	2016
			(i)
Continuing operations
Net operating revenue	3(c)	26,742	20,574	17,162	8,164
Cost of goods sold and services rendered	4(a)	(14,865)	(15,069)	(7,751)	(6,962)
Gross profit		11,877	5,505	9,411	1,202

Operating (expenses) income
Selling and administrative expenses	4(b)	(388)	(416)	(226)	(240)
Research and evaluation expenses		(206)	(210)	(121)	(119)
Pre operating and operational stoppage		(364)	(383)	(192)	(164)
Equity results from subsidiaries		—	—	2,805	2,902
Other operating income (expenses), net	4(c)	(247)	(141)	172	(427)
		(1,205)	(1,150)	2,438	1,952
Results on measurement or sale of non-current assets	12	1,603	—	(41)	—
Operating income		12,275	4,355	11,808	3,154

Financial income	5	3,007	11,626	2,486	11,362
Financial expenses	5	(4,901)	(6,905)	(4,394)	(6,720)
Equity results in associates and joint ventures	13	225	586	225	586
Impairment and others results in associates and joint ventures	17	(191)	—	(191)	—
Income before income taxes		10,415	9,662	9,934	8,382

Income taxes	6
Current tax		(1,585)	(1,277)	(1,232)	(1,017)
Deferred tax		(631)	(2,102)	(811)	(1,054)
		(2,216)	(3,379)	(2,043)	(2,071)

Net income from continuing operations		8,199	6,283	7,891	6,311
Net income (loss) attributable to noncontrolling interests		48	(3)	—	—
Net income from continuing operations attributable to Vale’s stockholders		8,151	6,286	7,891	6,311

Discontinued operations	11
Net income (loss) from discontinued operations		(257)	45	—	—
Net income attributable to noncontrolling interests		3	20	—	—
Net income (loss) from discontinued operations attributable to Vale’s stockholders		(260)	25	—	—

Net income		7,942	6,328	7,891	6,311
Net income attributable to noncontrolling interests		51	17	—	—
Net income attributable to Vale’s stockholders		7,891	6,311	7,891	6,311

Earnings per share attributable to Vale’s stockholders:
Basic and diluted earnings per share:	7
Preferred share (R$)		1.53	1.22	1.53	1.22
Common share (R$)		1.53	1.22	1.53	1.22

(i) Period restated according to Note 11.

The accompanying notes are an integral part of these interim financial statements.

Statement of Comprehensive Income

In millions of Brazilian Reais

	Consolidated		Parent company
	Three months period ended March 31,
	2017	2016	2017	2016
Net income	7,942	6,328	7,891	6,311
Other comprehensive income:
Items that will not be reclassified subsequently to the income statement

Retirement benefit obligations	(93)	(331)	(20)	(21)
Equity results in subsidiaries, associates and joint ventures net of taxes	—	—	(58)	(213)
Tax recognized within other comprehensive income	22	104	7	7

Total items that will not be reclassified subsequently to the income statement	(71)	(227)	(71)	(227)

Items that may be reclassified subsequently to the income statement

Cumulative translation adjustments	(2,175)	(6,429)	(2,101)	(6,494)
Cash flow hedge	—	21	—	—
Net investments hedge	847	—	847	—
Equity results in associates and joint ventures, net of taxes	—	—	—	8
Transfer of realized results to net income, net of taxes	—	(10)	—	—
Tax recognized within other comprehensive income	(348)	(552)	(288)	—

Total of items that may be reclassified subsequently to the income statement	(1,676)	(6,970)	(1,542)	(6,486)
Total comprehensive income (loss)	6,195	(869)	6,278	(402)
Comprehensive income (loss) attributable to noncontrolling interests	(83)	(467)	—	—
Comprehensive income (loss) attributable to Vale’s stockholders	6,278	(402)	6,278	(402)

The accompanying notes are an integral part of these interim financial statements.

Statement of Cash Flows

In millions of Brazilian Reais

	Consolidated		Parent company
	Three months period ended March 31,
	2017	2016	2017	2016
		(i)
Cash flow from operating activities:
Income before income taxes from continuing operations	10,415	9,662	9,934	8,382
Continuing operations adjustments for:
Equity results in associates and joint ventures	(225)	(586)	(3,030)	(3,488)
Results on measurement or sale of non-current assets	(1,603)	39	41	6
Impairment and others results in associates and joint ventures	191	—	191	—
Depreciation, amortization and depletion	2,851	3,053	1,317	1,164
Financial results, net	1,894	(4,721)	1,908	(4,642)
Changes in assets and liabilities:
Accounts receivable	970	(3,802)	(2,494)	1,640
Inventories	(708)	(320)	(263)	19
Suppliers and contractors	310	(1,166)	(152)	1
Payroll and related charges	(721)	3	(606)	96
Other assets and liabilities, net	(604)	530	(69)	(120)
Cash provided from operations	12,770	2,692	6,777	3,058
Interest on loans and borrowings paid	(1,595)	(1,858)	(1,290)	(1,178)
Derivatives paid, net (note 20)	(338)	(1,976)	(192)	(502)
Income taxes	(1,156)	(608)	(652)	(20)
Income taxes - Settlement program	(379)	(343)	(371)	(336)
Net cash provided by (used in) operating activities from continuing operations	9,302	(2,093)	4,272	1,022
Net cash provided by operating activities from discontinued operations	290	23	—	—
Net cash provided by (used in) operating activities	9,592	(2,070)	4,272	1,022

Cash flow from investing activities:
Financial investments redeemed (invested)	(167)	378	(1)	(5)
Loans and advances - Net receipts (payments)	(455)	(13)	(776)	62
Additions to investments	(29)	(362)	(727)	(645)
Additions to property, plant and equipment and intangible (note 3(b))	(3,487)	(5,201)	(1,899)	(3,607)
Proceeds from disposal of assets and investments (note 12)	1,614	47	4	—
Others investments activities	(4)	(88)	(71)	(153)
Net cash used in investing activities from continuing operations	(2,528)	(5,239)	(3,470)	(4,348)
Net cash used in investing activities from discontinued operations	(197)	(184)	—	—
Net cash used in investing activities	(2,725)	(5,423)	(3,470)	(4,348)

Cash flow from financing activities:
Loans and borrowings (ii)
Additions	3,576	12,950	6,421	5,669
Repayments	(3,533)	(4,719)	(4,130)	(640)
Transactions with stockholders:
Related parties	—	—	(2,819)	(1,478)
Dividends and interest on capital paid to noncontrolling interest	(9)	(17)	—	—
Transactions with noncontrolling stockholders (note 12)	799	(69)	—	—
Net cash provided by (used in) financing activities from continuing operations	833	8,145	(528)	3,551
Net cash used in financing activities from discontinued operations	(108)	(16)	—	—
Net cash provided by (used in) financing activities	725	8,129	(528)	3,551

Increase in cash and cash equivalents	7,592	636	274	225
Cash and cash equivalents in the beginning of the period	13,891	14,022	1,203	518
Effect of exchange rate changes on cash and cash equivalents	(160)	(1,197)	—	—
Cash and cash equivalents from disposals subsidiaries	(44)	—	—	—
Cash and cash equivalents at end of the period	21,279	13,461	1,477	743

Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	322	690	322	401

(i) Period restated according to Note 11.

(ii) Includes transactions with related parties: Bradesco, Banco do Brasil and Banco Nacional do Desenvolvimento Econômico e Social - BNDES.

The accompanying notes are an integral part of these interim financial statements.

Statement of Financial Position

In millions of Brazilian Reais

		Consolidated		Parent company
	Notes	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents	16	21,279	13,891	1,477	1,203
Accounts receivable	8	10,255	11,937	28,243	26,223
Other financial assets	10	6,959	1,184	1,334	1,231
Inventories	9	11,537	10,913	4,296	3,982
Prepaid income taxes		232	518	59	312
Recoverable taxes		4,922	5,296	3,669	3,962
Others		1,543	1,814	661	406
		56,727	45,553	39,739	37,319

Non-current assets held for sale	11	14,318	27,994	8,653	8,936
		71,045	73,547	48,392	46,255
Non-current assets
Judicial deposits	22(c)	3,137	3,135	2,724	2,681
Other financial assets	10	10,707	2,046	2,314	2,178
Prepaid income taxes		1,704	1,718	—	—
Recoverable taxes		2,429	2,368	2,287	2,223
Deferred income taxes	6(a)	22,582	23,931	14,207	15,299
Others		1,025	894	736	618
		41,584	34,092	22,268	22,999

Investments	13	12,303	12,046	109,688	107,539
Intangibles	14	23,148	22,395	12,271	11,314
Property, plant and equipment	15	178,296	180,616	101,993	102,056
		255,331	249,149	246,220	243,908
Total assets		326,376	322,696	294,612	290,163
Liabilities
Current liabilities
Suppliers and contractors		11,556	11,830	6,969	7,116
Loans and borrowings	16	7,626	5,410	6,388	4,171
Other financial liabilities	10	4,302	3,539	8,747	10,845
Taxes payable		2,178	2,144	1,923	1,883
Provision for income taxes		380	556	—	—
Liabilities related to associates and joint ventures	17	901	951	901	951
Provisions	21	2,061	3,103	996	1,792
Dividends and interest on capital		2,602	2,602	2,602	2,602
Others		2,568	2,921	1,427	353
		34,174	33,056	29,953	29,713
Liabilities associated with non-current assets held for sale	11	3,293	3,554	—	—
		37,467	36,610	29,953	29,713
Non-current liabilities
Loans and borrowings	16	86,064	90,154	41,888	47,877
Other financial liabilities	10	10,119	6,932	63,843	59,681
Taxes payable		16,152	16,170	15,821	15,838
Deferred income taxes	6(a)	5,314	5,540	—	—
Provisions	21	18,817	18,730	4,531	4,396
Liabilities related to associates and joint ventures	17	2,495	2,560	2,495	2,560
Deferred revenue - Gold stream		6,439	6,811	—	—
Others		5,459	5,487	2,891	2,857
		150,859	152,384	131,469	133,209
Total liabilities		188,326	188,994	161,422	162,922

Stockholders’ equity	24
Equity attributable to Vale’s stockholders		133,190	127,241	133,190	127,241
Equity attributable to noncontrolling interests		4,860	6,461	—	—
Total stockholders’ equity		138,050	133,702	133,190	127,241
Total liabilities and stockholders’ equity		326,376	322,696	294,612	290,163

The accompanying notes are an integral part of these interim financial statements.

Statement of Changes in Equity

In millions of Brazilian Reais

	Share capital	Results on conversion of shares	Results from operation with noncontrolling interest	Profit reserves	Treasury stocks	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to noncontrolling interests	Total stockholder’s equity
Balance at December 31, 2016	77,300	50	(1,870)	13,698	(2,746)	(3,739)	44,548	—	127,241	6,461	133,702
Net income	—	—	—	—	—	—	—	7,891	7,891	51	7,942
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	(71)	—	—	(71)	—	(71)
Net investments hedge	—	—	—	—	—	—	559	—	559	—	559
Translation adjustments	—	—	—	—	—	45	(2,146)	—	(2,101)	(134)	(2,235)
Transactions with stockholders:
Dividends of noncontrolling interest	—	—	—	—	—	—	—	—	—	(6)	(6)
Acquisitions and disposal of participation of noncontrolling interest (note 12)	—	—	(329)	—	—	—	—	—	(329)	(1,592)	(1,921)
Capitalization of noncontrolling interest advances	—	—	—	—	—	—	—	—	—	80	80
Balance at March 31, 2017	77,300	50	(2,199)	13,698	(2,746)	(3,765)	42,961	7,891	133,190	4,860	138,050

	Share capital	Results on conversion of shares	Results from operation with noncontrolling interest	Profit reserves	Treasury stocks	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to noncontrolling interests	Total stockholder’s equity
Balance at December 31, 2015	77,300	50	(1,881)	3,846	(2,746)	(3,873)	58,464	—	131,160	8,259	139,419
Net income	—	—	—	—	—	—	—	6,311	6,311	17	6,328
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	(227)	—	—	(227)	—	(227)
Cash flow hedge	—	—	—	—	—	8	—	—	8	—	8
Translation adjustments	—	—	—	—	—	208	(6,702)	—	(6,494)	(484)	(6,978)
Transactions with stockholders:
Dividends of noncontrolling interest	—	—	—	—	—	—	—	—	—	(592)	(592)
Capitalization of noncontrolling interest advances	—	—	—	—	—	—	—	—	—	24	24
Balance at March 31, 2016	77,300	50	(1,881)	3,846	(2,746)	(3,884)	51,762	6,311	130,758	7,224	137,982

The accompanying notes are an integral part of these interim financial statements.

Value Added Statement

In millions of Brazilian Reais

	Consolidated		Parent company
	Three months period ended March 31,
Generation of value added from continuing operations	2017	2016	2017	2016
		(i)
Gross revenue
Revenue from products and services	27,092	20,893	17,427	8,333
Results on measurement or sale of non-current assets	1,603	—	(41)	—
Revenue from the construction of own assets	1,822	3,579	1,583	2,707
Allowance for doubtful accounts	—	1	5	(2)
Other revenues	138	151	108	72
Less:
Acquisition of products	(514)	(325)	(201)	(137)
Material, service and maintenance	(6,102)	(7,382)	(4,027)	(4,851)
Oil and gas	(970)	(1,130)	(657)	(666)
Energy	(677)	(567)	(304)	(241)
Freight	(2,066)	(1,920)	(23)	(10)
Impairment of non-current assets and others results	(191)	—	(191)	—
Other costs and expenses	(1,477)	(1,685)	(176)	(603)
Gross value added	18,658	11,615	13,503	4,602
Depreciation, amortization and depletion	(2,851)	(3,053)	(1,317)	(1,164)
Net value added	15,807	8,562	12,186	3,438

Received from third parties
Equity results from entities	225	586	3,030	3,488
Financial income	200	221	92	90
Monetary and exchange variation of assets	(578)	(3,813)	(760)	(3,965)
Total value added from continuing operations to be distributed	15,654	5,556	14,548	3,051
Value added from discontinued operations to be distributed	311	547	—	—
Total value added to be distributed	15,965	6,103	14,548	3,051

Personnel	1,805	1,811	823	886
Taxes and contributions	2,688	1,753	1,653	1,641
Current income tax	1,585	1,277	1,232	1,017
Deferred income tax	631	2,102	811	1,054
Financial expense (excludes capitalized interest)	2,420	1,217	3,415	1,047
Monetary and exchange variation of liabilities	(1,320)	(9,301)	(1,518)	(9,650)
Other remunerations of third party funds	(97)	369	241	745
Reinvested net income	7,891	6,311	7,891	6,311
Net income attributable to noncontrolling interest	51	17	—	—
Distributed value added from continuing operations	15,654	5,556	14,548	3,051
Distributed value added from discontinued operations	311	547	—	—
Distributed value added	15,965	6,103	14,548	3,051

(i) Period restated according to Note 11.

The accompanying notes are an integral part of these interim financial statements.

Selected Notes to the Interim Financial Statements

Expressed in millions of Brazilian Reais, unless otherwise stated

1.                                      Corporate information

Vale S.A. (the “Parent Company”) is a public company headquartered at 700, Avenida das Américas, Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo - BM&F BOVESPA (Vale3 and Vale5), New York - NYSE (VALE and VALE.P), Paris - NYSE Euronext (Vale3 and Vale5) and Madrid — LATIBEX (XVALO and XVALP).

Vale and its direct and indirect subsidiaries (“Vale” or “Company”) are global producers of iron ore and iron ore pellets, key raw materials for steelmaking, and producers of nickel, which is used to produce stainless steel and metal alloys employed in the production of several products. The Company also produces copper, metallurgical and thermal coal, manganese ore, ferroalloys, platinum group metals, gold, silver and cobalt. The information by segment is presented in note 3.

2.                                      Basis for preparation of the interim financial statements

a)        Statement of compliance

The condensed consolidated and individual interim financial statements of the Company (“interim financial statements”) have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as implemented in Brazil by the Brazilian Accountant Pronouncements Committee (“CPC”), approved by the Brazilian Securities Exchange Commission (“CVM”) and by the Brazilian Federal Accounting Council (“CFC”). All relevant information from its own interim financial statements, and only this information, are being presented and correspond to those used by the Company’s Management. The consolidated interim financial statements present the accounts of the Company.

The selected notes of the Parent Company are presented in a summarized form in note 27.

b)        Basis of presentation

The interim financial statements have been prepared under the historical cost convention as adjusted to reflect: (i) the fair value of financial instruments measured at fair value through income statement or available-for-sale financial instruments measured at fair value through the statement of comprehensive income; and (ii) impairment of assets.

The accounting practices, accounting estimates and judgments, risk management and measurement methods are the same as those adopted when preparing the financial statements for the year ended December 31, 2016. The accounting policy for recognizing and measuring income taxes in the interim period is described in note 6. These interim financial statements were prepared to update users about relevant information presented in the period and should be read in conjunction with the financial statements for the year ended December 31, 2016.

The comparative information for the period ended March 31, 2016 was restated for the purposes of applying IFRS 5 “Non-current assets held for sale and discontinued operations” after approval by the Board of Directors of the sale of the fertilizers assets, as presented in Note 11.

The interim financial statements of the Company and its associates and joint ventures are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian real (“BRL” or “R$”). For presentation purposes, these interim financial statements are presented in R$.

The exchange rates used by the Company for major currencies to translate its operations for R$ are as follows:

	Closing rate		Average rate for the three months period ended
	March 31, 2017	December 31, 2016	March 31, 2017	March 31, 2016
US dollar (“USD”)	3.1684	3.2591	3.1451	3.9022
Canadian dollar (“CAD”)	2.3785	2.4258	2.3760	2.8421
Australian dollar (“AUD”)	2.4200	2.3560	2.3824	2.8165
Euro (“EUR” or “€”)	3.3896	3.4384	3.3510	4.3008

Subsequent events were evaluated through April 26, 2017, which is the date the interim financial statements were approved by the Board of Directors.

c)         Accounting standards issued but not yet effective

The standards and interpretations issued by IASB relevant to the Company but not yet effective are the same as those adopted when preparing the financial statements for the year ended December 31, 2016.

3.                            Information by business segment and by geographic area

The information presented to the Executive Board on the performance of each segment is derived from the accounting records, adjusted for reallocations between segments.

a)        Adjusted LAJIDA (EBITDA)

Adjusted LAJIDA (EBITDA) is used by management to support the decision making process for segments. The definition of adjusted LAJIDA (EBITDA) for the Company is the operating income or loss excluding (i) the depreciation, depletion and amortization, (ii) results on measurement or sales of non-current assets, (iii) impairment, (iv) onerous contracts and plus (v) dividends received from associates and joint ventures.

	Consolidated
	Three months period ended March 31, 2017
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Adjusted LAJIDA (EBITDA)
Ferrous minerals
Iron ore	15,145	(5,257)	3	(51)	(127)	9,713
Iron ore Pellets	4,585	(2,050)	(36)	(10)	(4)	2,485
Ferroalloys and manganese	273	(139)	(6)	—	(9)	119
Other ferrous products and services	395	(239)	(14)	(1)	—	141
	20,398	(7,685)	(53)	(62)	(140)	12,458

Coal	1,020	(779)	(37)	(10)	—	194

Base metals
Nickel and other products	3,558	(2,712)	(132)	(29)	(121)	564
Copper	1,464	(721)	(11)	(5)	—	727
	5,022	(3,433)	(143)	(34)	(121)	1,291

Others	302	(307)	(312)	(100)	(3)	(420)
Total of continuing operations	26,742	(12,204)	(545)	(206)	(264)	13,523

Discontinued operations (Fertilizers)	1,162	(1,066)	(49)	(5)	(33)	9
Total	27,904	(13,270)	(594)	(211)	(297)	13,532

	Consolidated
	Three months period ended March 31, 2016
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received from associates and joint ventures	Adjusted LAJIDA (EBITDA)
Ferrous minerals
Iron ore	11,188	(5,038)	(599)	(41)	(126)	—	5,384
Iron ore Pellets	2,918	(1,695)	(59)	(2)	(15)	—	1,147
Ferroalloys and manganese	182	(175)	6	—	(10)	—	3
Other ferrous products and services	339	(230)	18	(1)	(3)	—	123
	14,627	(7,138)	(634)	(44)	(154)	—	6,657

Coal	599	(1,133)	187	(7)	(4)	—	(358)

Base metals
Nickel and other products	3,883	(2,973)	(89)	(56)	(124)	1	642
Copper	1,371	(747)	6	(3)	—	—	627
	5,254	(3,720)	(83)	(59)	(124)	1	1,269

Others	94	(175)	22	(100)	—	1	(158)
Total of continuing operations	20,574	(12,166)	(508)	(210)	(282)	2	7,410

Discontinued operations (Fertilizers)	1,493	(1,142)	(40)	(21)	(15)	—	275
Total	22,067	(13,308)	(548)	(231)	(297)	2	7,685

Adjusted LAJIDA (EBITDA) is reconciled to net income (loss) as follows:

	Consolidated
	Three months period ended March 31,
	2017	2016
Adjusted LAJIDA (EBITDA) from continuing operations	13,523	7,410
Depreciation, depletion and amortization	(2,851)	(3,053)
Dividends received from associates and joint ventures	—	(2)
Results on measurement or sale of non-current assets	1,603	—
Operating income	12,275	4,355

Financial results, net	(1,894)	4,721
Equity results in associates and joint ventures	225	586
Impairment and others results in associates and joint ventures	(191)	—
Income taxes	(2,216)	(3,379)
Net income from continuing operations	8,199	6,283
Net income (loss) attributable to noncontrolling interests	48	(3)
Net income attributable to Vale’s stockholders	8,151	6,286

	Consolidated
	Three months period ended March 31,
	2017	2016
Adjusted LAJIDA (EBITDA) from discontinued operations	9	275
Depreciation, depletion and amortization	—	(261)
Impairment of non-current assets and onerous contracts	(348)	—
Operating income (loss)	(339)	14

Financial results, net	(14)	52
Equity results in associates and joint ventures	1	3
Income taxes	95	(24)
Net income (loss) from discontinued operations	(257)	45
Net income attributable to noncontrolling interests	3	20
Net income (loss) attributable to Vale’s stockholders	(260)	25

b)        Assets by segment

	Consolidated
	March 31, 2017			Three months period ended March 31, 2017
	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangible (i)	Additions to property, plant and equipment and intangible (ii)	Depreciation, depletion and amortization (iii)

Ferrous minerals	4,609	6,041	114,361	2,615	1,308
Coal	331	1,005	5,870	177	329
Base metals	3,411	41	74,172	664	1,198
Others	34	5,216	7,041	31	16
Total	8,385	12,303	201,444	3,487	2,851

	Consolidated
	December 31, 2016			Three months period ended March 31, 2016
	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangible (i)	Additions to property, plant and equipment and intangible (ii)	Depreciation, depletion and amortization (iii)

Ferrous minerals	3,697	5,894	113,526	3,593	1,341
Coal	412	929	6,216	521	96
Base metals	3,617	40	76,173	1,055	1,594
Others	7	5,183	7,096	32	22
Total	7,733	12,046	203,011	5,201	3,053

(i) Goodwill is allocated mainly in iron ore and nickel segments in the amount of R$4,060 and R$5,860 in March 31, 2017 and R$4,060 and R$5,981 in December 31, 2016, respectively.

(ii) Includes only cash effect.

(iii) Refers to amounts recognized in the income statement.

c)         Revenues by geographic area

	Consolidated
	Three months period ended March 31, 2017
	Ferrous minerals	Coal	Base metals	Others	Total

Americas, except United States and Brazil	442	—	956	—	1,398
United States of America	166	—	584	140	890
Europe	2,795	282	1,590	51	4,718
Middle East/Africa/Oceania	1,344	162	9	—	1,515
Japan	1,227	104	277	—	1,608
China	11,482	—	503	—	11,985
Asia, except Japan and China	799	316	977	—	2,092
Brazil	2,143	156	126	111	2,536
Net operating revenue	20,398	1,020	5,022	302	26,742

	Consolidated
	Three months period ended March 31, 2016
	Ferrous minerals	Coal	Base metals	Others	Total

Americas, except United States and Brazil	355	15	1,080	—	1,450
United States of America	131	—	671	14	816
Europe	1,882	26	1,637	—	3,545
Middle East/Africa/Oceania	634	71	35	—	740
Japan	994	137	202	—	1,333
China	8,678	95	613	—	9,386
Asia, except Japan and China	606	255	947	—	1,808
Brazil	1,347	—	69	80	1,496
Net operating revenue	14,627	599	5,254	94	20,574

4.                                      Costs and expenses by nature

a)        Cost of goods sold and services rendered

	Consolidated
	Three months period ended March 31,
	2017	2016

Personnel	1,721	1,761
Materials and services	2,456	2,423
Fuel oil and gas	969	1,122
Maintenance	2,270	2,363
Energy	676	564
Acquisition of products	515	326
Depreciation and depletion	2,661	2,903
Freight	2,066	1,920
Others	1,531	1,687
Total	14,865	15,069

Cost of goods sold	14,427	14,653
Cost of services rendered	438	416
Total	14,865	15,069

b)        Selling and administrative expenses

	Consolidated
	Three months period ended March 31,
	2017	2016
Personnel	168	184
Services	39	45
Depreciation and amortization	90	86
Taxes and rents	21	24
Others	70	77
Total	388	416

c)         Others operational expenses (incomes), net

	Consolidated
	Three months period ended March 31,
	2017	2016
Provision for litigation	38	115
Provision for loss with VAT credits (ICMS)	—	26
Profit sharing program	123	6
Disposals (reversals) of materials and inventories	8	(329)
Others	78	323
Total	247	141

5.                                      Financial result

	Consolidated
	Three months period ended March 31,
Financial expenses	2017	2016
Loans and borrowings gross interest	(1,579)	(1,608)
Capitalized loans and borrowing costs	322	690
Labor, tax and civil lawsuits	(58)	(81)
Derivative financial instruments	(339)	(228)
Indexation and exchange rate variation (a)	(1,062)	(4,263)
Participative stockholders’ debentures	(1,296)	(451)
Expenses of REFIS	(395)	(448)
Others	(494)	(516)
	(4,901)	(6,905)
Financial income
Short-term investments	111	151
Derivative financial instruments	1,003	1,654
Indexation and exchange rate variation (b)	1,804	9,751
Others	89	70
	3,007	11,626
Financial results, net	(1,894)	4,721

Summary of indexation and exchange rate variation
Loans and borrowings	1,602	9,592
Others	(860)	(4,104)
Net (a) + (b)	742	5,488

As from January 1, 2017, the Company started to apply net investment hedge accounting in foreign operation, for more information see note 16.

6.                                      Income taxes

a) Deferred income tax assets and liabilities

Changes in deferred tax are as follows:

	Consolidated
	Assets	Liabilities	Total
Balance at December 31, 2016	23,931	5,540	18,391
Effect in income statement	(720)	(89)	(631)
Translation adjustment	(292)	(126)	(166)
Other comprehensive income	(337)	(11)	(326)
Balance at March 31, 2017	22,582	5,314	17,268

	Consolidated
	Assets	Liabilities	Total
Balance at December 31, 2015	30,867	6,520	24,347
Effect in income statement	(2,279)	(177)	(2,102)
Transfers between asset and liabilities	350	350	—
Translation adjustment	(1,101)	(154)	(947)
Other comprehensive income	(520)	(72)	(448)
Balance at March 31, 2016	27,317	6,467	20,850

b)        Income tax reconciliation — Income statement

The total amount presented as income taxes in the income statement is reconciled to the rate established by law, as follows:

	Consolidated
	Three months period ended March 31,
	2017	2016
Income before income taxes	10,415	9,662
Income taxes at statutory rates - 34%	(3,541)	(3,285)
Adjustments that affect the basis of taxes:
Income tax benefit from interest on stockholders’ equity	397	—
Tax incentives	558	11
Equity results	77	214
Additions of tax loss carryforward	45	209
Unrecognized tax losses of the period	(554)	(723)
Gain on sale of subsidiaries (note 12)	548	—
Others	254	195
Income taxes	(2,216)	(3,379)

Income tax expense is recognized at an amount determined by the estimated tax rate, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective tax rate in the interim financial statement may differ from management’s estimate of the effective tax rate for the annual financial statement.

c)         Income taxes - Settlement program (“REFIS”)

In 2013, the Company elected to participate in the REFIS, a federal tax settlement program, to settle most of the claims related to the collection of income tax and social contribution on equity gains of foreign subsidiaries and associates from 2003 to 2012.

At March 31, 2017, the balance of R$17.678 (R$1.526 as current and R$16.152 as non-current) is due in 139 remaining monthly installments, bearing interest at the SELIC rate.

7.                  Basic and diluted earnings per share

The values of basic and diluted earnings per share are as follows:

	Three months period ended March 31,
	2017	2016
Basic and diluted earnings per share from continuing operations:
Income available to preferred stockholders	3,112	2,400
Income available to common stockholders	5,039	3,886
Total	8,151	6,286

Basic and diluted earnings (loss) per share from discontinued operations:
Income (loss) available to preferred stockholders	(99)	10
Income (loss) available to common stockholders	(161)	15
Total	(260)	25

Basic and diluted earnings per share:
Income available to preferred stockholders	3,013	2,410
Income available to common stockholders	4,878	3,901
Total	7,891	6,311

Thousands of shares
Weighted average number of shares outstanding — preferred shares	1,967,722	1,967,722
Weighted average number of shares outstanding — common shares	3,185,653	3,185,653
Total	5,153,375	5,153,375

Basic and diluted earnings per share from continuing operations:
Preferred share (R$)	1.58	1.22
Common share (R$)	1.58	1.22

Basic and diluted earnings (loss) per share from discontinued operations:
Preferred share (R$)	(0.05)	—
Common share (R$)	(0.05)	—

Basic and diluted earnings per share:
Preferred share (R$)	1.53	1.22
Common share (R$)	1.53	1.22

The Company does not hold dilutive potential ordinary shares outstanding that could result in dilution of earnings (loss) per share.

8.                                      Accounts receivable

	Consolidated
	March 31, 2017	December 31, 2016

Trade receivables	10,448	12,131
Impairment of trade receivables	(193)	(194)
	10,255	11,937

Trade receivables related to the steel sector - %	84.69%	83.44%

There are no significant amounts recognized in income statement related as impairment of trade receivables for the three month period ended on March 31, 2017 and 2016.

No individual customer represents over 10% of receivables or revenues.

9.                                      Inventories

	Consolidated
	March 31, 2017	December 31, 2016

Product inventory	8,898	8,382
Impairment of product inventory	(513)	(649)
	8,385	7,733

Consumable inventory	3,152	3,180
Total	11,537	10,913

Product inventories by segments are presented in note 3(b).

10.                               Other financial assets and liabilities

	Consolidated
	Current		Non-Current
	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016
Others financial assets
Financial investments	244	59	—	—
Loans	—	—	581	587
Derivative financial instruments (note 20)	653	892	1,647	1,454
Related parties (note 25)	6,062	233	8,479	5
	6,959	1,184	10,707	2,046
Others financial liabilities
Derivative financial instruments (note 20)	1,215	1,349	3,070	3,991
Related parties (note 25)	3,087	2,190	3,228	415
Participative stockholders’ debentures	—	—	3,821	2,526
	4,302	3,539	10,119	6,932

11.                     Non-current assets and liabilities held for sale and discontinued operations

	Consolidated
	March 31, 2017			December 31, 2016
	Fertilizers assets	Shipping assets	Total	Fertilizers assets	Nacala	Shipping assets	Total
Assets
Accounts receivable	269	—	269	279	21	—	300
Inventories	1,388	—	1,388	1,261	7	—	1,268
Other current assets	356	—	356	348	370	—	718
Investments in associates and joint ventures	294	—	294	295	—	—	295
Property, plant and equipment and Intangible	8,544	1,131	9,675	8,779	13,246	1,164	23,189
Other non-current assets	2,336	—	2,336	2,216	8	—	2,224
Total assets	13,187	1,131	14,318	13,178	13,652	1,164	27,994

Liabilities
Suppliers and contractors	869	—	869	913	134	—	1,047
Other current liabilities	588	—	588	626	44	—	670
Other non-current liabilities	1,836	—	1,836	1,821	16	—	1,837
Total liabilities	3,293	—	3,293	3,360	194	—	3,554
Net non-current assets held for sale	9,894	1,131	11,025	9,818	13,458	1,164	24,440

a)        Discontinued operations (Fertilizers assets)

In December 2016, the Company entered into an agreement with The Mosaic Company (“Mosaic”) to sell (i) the phosphate assets located in Brazil, except those mainly related to nitrogen assets located in Cubatão (Brazil); (ii) the control of Compañia Minera Miski Mayo S.A.C., in Peru; (iii) the potassium assets located in Brazil; and (iv) the potash projects in Canada for R$7,921 (US$2.5 billion).

Completion of the transaction is expected for the end of 2017 and is subject to the spin-off of the nitrogen assets from Vale Fertilizantes S.A.; the fulfillment of usual precedent conditions, including the approval of the Administrative Council of Economic Defense (CADE) and other antitrust authorities; and other operational and regulatory matters.

The fertilizer segment, including Cubatão, is presented as a discontinued operation and the related assets and liabilities were classified as assets and liabilities held for sale.

On March 31, 2017, the net assets of the fertilizers segment was adjusted to reflect the fair value less cost to sell and a loss of R$348 was recognized in the income statement from discontinued operations as “Impairment of non-current assets and onerous contracts”.

The results for the period and the cash flows of discontinued operations of the Fertilizer segment are presented as follows:

	Consolidated
	Three months period ended March 31,
	2017	2016
Discontinued operations
Net operating revenue	1,162	1,493
Cost of goods sold and services rendered	(1,066)	(1,398)
Operating expenses	(87)	(81)
Impairment of non-current assets and onerous contracts	(348)	—
Operating income (loss)	(339)	14
Financial Results, net	(14)	52
Equity results in associates and joint ventures	1	3
Income (loss) before income taxes	(352)	69
Income taxes	95	(24)
Net income (loss) from discontinued operations	(257)	45
Net income attributable to noncontrolling interests	3	20
Net income (loss) attributable to Vale’s stockholders	(260)	25

	Consolidated
	Three months period ended March 31,
	2017	2016
Discontinued operations
Cash flow from operating activities
Income (loss) before income taxes	(352)	69
Adjustments:
Equity results in associates and joint ventures	(1)	(3)
Depreciation, amortization and depletion	—	261
Impairment of non-current assets and onerous contracts	348	—
Increase (decrease) in assets and liabilities	295	(304)
Net cash provided by operating activities	290	23

Cash flow from investing activities
Additions to property, plant and equipment	(197)	(153)
Others	—	(31)
Net cash used in investing activities	(197)	(184)

Cash flow from financing activities
Loans and borrowings
Repayments	(108)	(16)
Net cash used in financing activities	(108)	(16)
Net cash used in discontinued operations	(15)	(177)

12.                              Acquisitions and divestitures

In December 2014 and as amended in November 2016, the Company signed an agreement with Mitsui & Co., Ltd. (“Mitsui”) to transfer 50% of its stake of 66.7% in Nacala Logistic Corridor, which comprises entities that holds railroads and port concessions located in Mozambique and Malawi. Also, Mitsui committed to acquire 15% participation in the entity that owns Vale Moçambique, which hold the Moatize Coal Project.

In March 2017, the transaction was concluded, and consideration of R$2,186 (US$690) was received by Vale. After the completion of the transaction, the Company (i) holds 81% of Vale Moçambique and retains the control of the Moatize Coal Project and (ii) with the 50% interest remaining in Nacala Logistic corridor structure (Nacala BV), the Company shares control of the joint venture with Mitsui.

Nacala Logistic Corridor is in negotiations for a Project Finance, the completion of which is expected to occur during the course of 2017.  Upon the completion an additional amount of R$181 (US$57) will be paid by Mitsui. Mitsui has certain rights, based on the execution of the Project Finance, to sell their participation in the Moatize Coal Project and Nacala BV, back to Vale, based on the original amounts and the same number of shares. The fair value of these put options is non-significant.

As a consequence of sharing control of Nacala BV, the Company:

(i) derecognized the assets and liabilities classified as held for sale in the total amount of R$13,130 (US$4,144), from which R$12,874 (US$4,063) refers to property plant and equipment and intangibles;

(ii) derecognized R$44 (US$14) related to cash and cash equivalents;

(iii) recognized a gain of R$1,576 (US$504) related to the sale and the re-measurement at fair value, of its remaining interest at Nacala BV based on the consideration received;

(iv) reclassified the gain related to cumulative translation adjustments to income statements in the amount of R$34 (US$11);

The result of the transaction was recognized in income statement as “Results on measurement or sale of non-current assets”.

The results of the transaction with the Moatize Coal Project was recognized in “Results from operation with noncontrolling interest” in the amount of R$329 (US$105), directly in Stockholders’ Equity.

The consideration of R$2,186 was recognized in the statement of cash flows in “Proceeds from disposal of assets and investments” in the amount of R$1,387 and “Transactions with noncontrolling stockholders” in the amount of R$799.

13.                     Investments in associates and joint ventures

a) Changes during the period

Changes in investments in associates and joint ventures are as follows:

	Consolidated
	2017			2016
	Associates	Joint ventures	Total	Associates	Joint ventures	Total
Balance at January 1st,	4,683	7,363	12,046	5,166	6,315	11,481
Additions	—	96	96	—	334	334
Translation adjustment	(23)	(16)	(39)	(107)	(52)	(159)
Equity results in income statement	(16)	241	225	(5)	591	586
Equity results from discontinued operations	—	—	—	3	—	3
Dividends declared	(25)	—	(25)	(79)	(29)	(108)
Others	—	—	—	—	(46)	(46)
Balance at March 31,	4,619	7,684	12,303	4,978	7,113	12,091

The investments by segments are presented in note 3(b).

Investments in associates and joint ventures (continued)

			Consolidated
			Investments in associates and joint ventures		Equity results in the income statement		Dividends received
		% voting			Three months period ended March 31,		Three months period ended March 31,
Associates and joint ventures	% ownership	capital	March 31, 2017	December 31, 2016	2017	2016	2017	2016

Ferrous minerals
Baovale Mineração S.A.	50.00	50.00	93	86	6	(3)	—	—
Companhia Coreano-Brasileira de Pelotização	50.00	50.00	257	221	37	21	—	—
Companhia Hispano-Brasileira de Pelotização (i)	50.89	51.00	224	191	33	14	—	—
Companhia Ítalo-Brasileira de Pelotização (i)	50.90	51.00	244	223	21	16	—	—
Companhia Nipo-Brasileira de Pelotização (i)	51.00	51.11	422	353	69	46	—	—
MRS Logística S.A.	48.16	46.75	1,641	1,592	49	78	—	—
VLI S.A.	37.60	37.60	3,093	3,158	(40)	(17)	—	—
Zhuhai YPM Pellet Co.	25.00	25.00	67	70	—	—	—	—
			6,041	5,894	175	155	—	—
Coal
Henan Longyu Energy Resources Co., Ltd.	25.00	25.00	936	929	31	(35)	—	—
Nacala Corridor Holding Netherlands B.V.	50.00	50.00	69	—	—	—	—	—
			1,005	929	31	(35)	—	—

Base metals
Korea Nickel Corp.	25.00	25.00	41	40	2	(6)	—	1
			41	40	2	(6)	—	1
Others
Aliança Geração de Energia S.A. (i)	55.00	55.00	1,918	1,896	21	13	—	—
Aliança Norte Energia Participações S.A. (i)	51.00	51.00	521	483	10	(6)	—	—
California Steel Industries, Inc.	50.00	50.00	614	604	27	(6)	—	—
Companhia Siderúrgica do Pecém	50.00	50.00	1,683	1,716	(33)	420	—	—
Mineração Rio Grande do Norte S.A.	40.00	40.00	419	421	(2)	72	—	—
Others			61	63	(6)	(21)	—	1
			5,216	5,183	17	472	—	1
Total			12,303	12,046	225	586	—	2

(i) Although the Company held majority of the voting capital, the entities are accounted under equity method due to the stockholders’ agreement where relevant decisions are shared with other parties.

14.          Intangibles

Changes in intangibles are as follows:

	Consolidated
	Goodwill	Concessions	Right of use	Software	Total
Balance at December 31, 2016	10,041	10,759	480	1,115	22,395
Additions	—	1,147	—	27	1,174
Disposals	—	(2)	—	—	(2)
Amortization	—	(155)	(2)	(117)	(274)
Translation adjustment	(121)	(14)	(6)	(4)	(145)
Balance at March 31, 2017	9,920	11,735	472	1,021	23,148
Cost	9,920	15,647	715	5,046	31,328
Accumulated amortization	—	(3,912)	(243)	(4,025)	(8,180)
Balance at March 31, 2017	9,920	11,735	472	1,021	23,148

	Consolidated
	Goodwill	Concessions	Right of use	Software	Total
Balance at December 31, 2015	11,544	7,084	811	1,350	20,789
Additions	—	1,421	3	6	1,430
Disposals	—	(2)	—	(1)	(3)
Amortization	—	(125)	(4)	(145)	(274)
Translation adjustment	(530)	—	(15)	(6)	(551)
Transfers	—	—	(263)	288	25
Balance at March 31, 2016	11,014	8,378	532	1,492	21,416
Cost	11,014	11,526	910	4,948	28,398
Accumulated amortization	—	(3,148)	(378)	(3,456)	(6,982)
Balance at March 31, 2016	11,014	8,378	532	1,492	21,416

15.       Property, plant and equipment

Changes in property, plant and equipment are as follows:

	Consolidated
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance at December 31, 2016	2,360	34,790	30,866	22,141	27,312	24,494	38,653	180,616
Additions (i)	—	—	—	—	—	—	1,581	1,581
Disposals	—	—	(19)	(10)	—	(5)	(17)	(51)
Assets retirement obligation	—	—	—	—	113	—	—	113
Depreciation, amortization and depletion	—	(462)	(526)	(606)	(482)	(544)	—	(2,620)
Translation adjustment	(14)	(229)	(213)	(309)	(398)	(54)	(126)	(1,343)
Transfers	45	2,615	4,503	859	2,008	2,426	(12,456)	—
Balance at March 31, 2017	2,391	36,714	34,611	22,075	28,553	26,317	27,635	178,296
Cost	2,391	56,227	55,171	39,363	53,240	39,003	27,635	273,030
Accumulated depreciation	—	(19,513)	(20,560)	(17,288)	(24,687)	(12,686)	—	(94,734)
Balance at March 31, 2017	2,391	36,714	34,611	22,075	28,553	26,317	27,635	178,296

	Consolidated
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance at December 31, 2015	2,989	35,538	32,378	28,532	40,234	28,135	43,453	211,259
Additions (i)	—	—	—	—	—	—	3,406	3,406
Disposals	—	(2)	(1)	(40)	(11)	(33)	(5)	(92)
Assets retirement obligation	—	—	—	—	147	—	—	147
Depreciation, amortization and depletion	—	(443)	(547)	(834)	(690)	(548)	—	(3,062)
Translation adjustment	(53)	(955)	(1,009)	(1,205)	(1,121)	(474)	(669)	(5,486)
Transfers	(14)	887	186	895	367	126	(2,472)	(25)
Acquisition of subsidiary	—	1	—	—	—	—	—	1
Balance at March 31, 2016	2,922	35,026	31,007	27,348	38,926	27,206	43,713	206,148
Cost	2,922	52,510	50,074	46,722	65,023	40,179	43,713	301,143
Accumulated depreciation	—	(17,484)	(19,067)	(19,374)	(26,097)	(12,973)	—	(94,995)
Balance at March 31, 2016	2,922	35,026	31,007	27,348	38,926	27,206	43,713	206,148

(i) Includes capitalized borrowing costs, see cash flow.

There are no material changes to the net book value of consolidated property, plant and equipment pledged to secure judicial claims and loans and borrowings (note 16(c)) compared to those disclosed in the financial statements as at December 31, 2016.

16.                     Loans, borrowings, cash and cash equivalents and financial investments

a)    Net debt

The Company evaluates the net debt with the objective of ensuring the continuity of its business in the long term, being able to generate value to its stockholders, through the payment of dividends and capital gain.

	Consolidated
	March 31, 2017	December 31, 2016

Debt contracts in the international markets	67,717	68,863
Debt contracts in Brazil	25,973	26,701
Total of loans and borrowings	93,690	95,564

(-) cash and cash equivalents	21,279	13,891
(-) Financial investments	244	59
Net debt	72,167	81,614

b)    Cash and cash equivalents

Cash and cash equivalents includes cash, immediately redeemable deposits and short-term investments with an insignificant risk of change in value. They are readily convertible to cash, part in R$, indexed to the Brazilian Interbank Interest rate (“DI Rate”or”CDI”) and part denominated in US$, mainly time deposits.

c)     Loans and borrowings

i)     Total debt

	Consolidated
	Current liabilities		Non-current liabilities
	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016
Debt contracts in the international markets
Floating rates in:
US$	979	762	17,372	17,889
EUR	—	678	688
Fixed rates in:
US$	—	—	44,624	42,643
EUR	—	2,542	5,157
Other currencies	56	55	659	679
Accrued charges	807	990	—	—
	1,842	1,807	65,875	67,056
Debt contracts in Brazil
Floating rates in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	3,389	1,313	15,850	18,326
Basket of currencies and US$ indexed to LIBOR	1,113	1,117	3,563	3,962
Fixed rates in:
R$	211	214	653	703
Accrued charges	1,071	959	123	107
	5,784	3,603	20,189	23,098
	7,626	5,410	86,064	90,154

The future flows of debt payments principal, per nature of funding and interest are as follows:

	Consolidated
	Principal
	Bank loans	Capital markets	Development agencies	Total	Estimated future interests payments (i)
2017	130	—	2,303	2,433	5,706
2018	6,008	—	3,717	9,725	5,491
2019	3,469	3,168	4,373	11,010	4,822
2020	5,164	4,268	2,991	12,423	4,265
2021	2,288	4,261	2,943	9,492	3,587
Between 2022 and 2025	4,281	10,487	3,913	18,681	9,198
2026 onwards	257	26,904	764	27,925	18,789
	21,597	49,088	21,004	91,689	51,858

(i) Estimated future payments of interest, calculated based on interest rate curves and foreign exchange rates applicable as at March 31, 2017 and considering that all amortization payments and payments at maturity on loans and borrowings will be made on their contracted payments dates. The amount includes the estimated values of future interest payments (not yet accrued), in addition to interest already recognized in the financial statements.

At March 31, 2017, the average annual interest rates by currency are as follows:

	Consolidated
Loans and borrowings	Average interest rate (i)	Total debt
US$	5.03%	68,461
R$ (ii)	9.96%	21,266
EUR (iii)	3.43%	3,244
Other currencies	3.37%	719
		93,690

(i)            In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable at March 31, 2017.

(ii)           R$ denominated debt that bears interest at IPCA, CDI, TR or TJLP, plus spread. For a total of R$16,571, the Company entered into derivative transactions to mitigate the exposure to the cash flow variations of the floating rate debt denominated in R$, resulting in an average cost of 2.55% per year in US$.

(iii)          Eurobonds, for which the Company entered into derivatives to mitigate the exposure to the cash flow variations of the debt denominated in EUR, resulting in an average cost of 4.29% per year in US$.

ii)  Credit and financing lines

					Available amount
Type	Contractual currency	Date of agreement	Period of the agreement	Total amount	March 31, 2017
Credit lines
Revolving credit facilities	US$	May 2015	5 years	9,505	9,505
Revolving credit facilities	US$	July 2013	5 years	6,337	6,337
Financing lines
BNDES (i)	R$	April 2008	10 years	7,300	282
BNDES - CLN 150	R$	September 2012	10 years	3,883	19
BNDES - S11D e S11D Logística	R$	May 2014	10 years	6,163	2,050

(i)   Memorandum of understanding signature date, however term is considered from the signature date of each contract amendment. This credit line supported or supports the pelletizing plant VIII, Onça Puma, Salobo I and II and capital expenditure of Itabira projects.

iii) Funding

In February 2017, the Company issued through Vale Overseas Limited guaranteed notes due August 2026 totaling R$3,168 (US$1,000). The notes bears 6.250% coupon per year, payable semi-annually, and were sold at a price of 107.793% of the principal amount. The notes were consolidated with, and formed a single series with, Vale Overseas’s R$3,168 (US$1,000) 6.250% notes due 2026 issued on August, 2016.

iv) Guarantees

As at March 31, 2017 and December 31, 2016, loans and borrowings are secured by property, plant and equipment and receivables in the amount of R$1,502 and R$1,538, respectively.

The securities issued through Vale’s 100%-owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale.

v) Covenants

Some of the Company’s debt agreements with lenders contain financial covenants. The main covenants in those agreements require maintaining certain ratios, such as debt to EBITDA (Earnings before Interest Taxes, Depreciation and Amortization) and interest coverage. The Company has not identified any instances of noncompliance as at March 31, 2017 and December 31, 2016.

vi) Hedge in foreign operations

Implementation of net investment hedge

On January 1, 2017, Vale S.A., the functional currency of which is Reais, designated its debt in US$ and Euro, as an instrument in a hedge of its investment in foreign operations (Vale International S.A. and Vale International Holding GmbH; hedging objects) for mitigating the foreign exchange risk on financial statements.

At March 31, 2017 the carrying value of the designated debts are R$25,456 (US$8,034) and R$2,542 (EUR750). The foreign exchange gains of R$730 and R$117 (R$482 and R$77, net taxes) on translation of the US$ and Euro debts, respectively, to R$ was recognized in the “Other comprehensive income” in stockholders’ equity. This hedge was highly effective throughout the period ended on March 31, 2017.

Accounting policy

Foreign currency differences arising on the translation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective and regardless of whether the net investment is held directly or through an intermediate parent.

The hedging instrument is accounted for in the same way as a cash flow hedge, i.e. translated at the closing rate with the gain or loss on the effective hedge being recognized in equity. Gains or losses in the reserves will only be realized when the foreign operation is disposed of.

17.          Liabilities related to associates and joint ventures

Refers to the provision to comply with the obligations under the agreement related to the dam failure of Samarco Mineração S.A. (“Samarco”), which is a Brazilian joint venture between Vale S.A. and BHP Billiton Brasil Ltda. (“BHPB”), as follows:

a) Framework agreement

On November 5, 2015, Samarco experienced the failure of an iron ore tailings dam (“Fundão”) in the state of Minas Gerais.

Samarco and its shareholders, Vale S.A. and BHPB, entered into an Agreement (“Framework Agreement”) on March 2, 2016 with the Brazilian federal government, the two Brazilian states affected by the failure (Espírito Santo and Minas Gerais) and other governmental authorities in order to implement the programs for remediation and compensation of the areas and communities affected by Samarco’s dam failure.

The Framework Agreement does not contemplate admission of civil, criminal or administrative liability for the Fundão dam failure.

The Framework Agreement has a 15-year term, renewable for successive one-year periods until all the obligations under the Framework Agreement have been performed.

On June 24, 2016, the Renova Foundation (“Foundation”) was constituted, under the Framework Agreement, to develop and implement the socio-economic restoration and compensation programs. The Foundation began its operations in August of 2016.

To the extent that Samarco does not meet its funding obligations to the foundation, each of Vale S.A. and BHPB will provide, under the terms of the Framework Agreement, funds to the Foundation in proportion to its 50% equity interest in Samarco.

As the consequence of the dam failure, governmental authorities ordered the suspension of Samarco’s operations.

b) Estimates used for the provision

In light of the uncertainties related to the Samarco’s future cash flow, Vale S.A. recognized a provision on its interim financial statements as of June 30, 2016, for estimated costs in the amount of R$3,733 provision, which represents Vale S.A.’s best estimate of the obligation to comply with the reparation and compensation programs under the Framework Agreement, equivalent to its 50% equity interest in Samarco.

In August 2016 and January 2017, Samarco issued non-convertible private debentures, which were subscribed equally by Vale S.A., and BHPB, being the resources contributed by Vale S.A., in the first quarter of 2017, allocated as follows:

(i) R$187 used in the reparation programs in accordance with the Framework Agreement, and therefore, applied against the provision mentioned above;

(ii) R$191 applied by Samarco to fund its working capital, and recognized in Vale´s income statement as “Impairment and other results in associates and joint ventures”.

Under the debentures agreement, Vale S.A might make available until June 2017 of up to R$184 to Samarco to support its operations, without undertaking an obligation to Samarco. Funds for working capital requirements will be released as needed by the shareholders subject to achieving certain milestones.

As a result of constituting the Foundation, most of the reparation and compensation programs were transferred from Samarco. Therefore, Vale S.A. made contributions to the Foundation totaling R$75 in the first quarter of 2017 to be used in the programs in accordance with the Framework Agreement.

As a result of the above mentioned, the movements of the provision in the first quarter of 2017 are as follows:

2017
Balance at January 1st,	3,511
Payments	(262)
Interests	147
Balance at March 31,	3,396

Current liabilities	901
Non-current liabilities	2,495
Liabilities	3,396

At each reporting period, Vale S.A. will reassess the key assumptions used by Samarco in the preparation of the projected future cash flows and will adjust the provision, if required.

c) Contingencies related to Samarco accident

(i) Public civil claim filed by the Federal Government and others

The federal government, the two Brazilian states affected by the failure (Espirito Santo and Minas Gerais) and other governmental authorities have initiated a public civil lawsuit against Samarco and its shareholders, Vale S.A. and BHPB, with an estimated value indicated by the plaintiffs of R$20.2 billion.

On May 5, 2016, the Framework Agreement, which was signed on March 2, 2016, was ratified by the Federal Regional Court (“TRF”), 1st Region. In June 2016 the Superior Court of Justice (“STJ”) in Brazil issued an interim order, suspending the decision of TRF, which ratified the Framework Agreement until the final judgments of the claim.

On August 17, 2016, the TRF of the 1st Region rejected the appeal presented by Samarco, Vale S.A. and BHPB against the interim order, and overruled the judicial decision that ratified the Framework Agreement. This decision of the TRF of the 1st Region, among other measures, confirmed a prior injunction that prohibited the defendants from transferring or conveying any of their interest in its Brazilian iron ore concessions, without, however, limiting their production and commercial activities and ordered a deposit with the court of R$1.2 billion by January 2017. This R$1.2 billion cash deposit was provisionally replaced by the guarantees provided for under the agreements with MPF, as detailed in the item (ii) below.

(ii) Public civil action filed by Federal Prosecution Office

On May 3, 2016, the Federal Prosecution Office (MPF) filed a public civil action against Samarco and its shareholders and presented several demands, including: (i) the adoption of measures for mitigating the social, economic and environmental impacts resulting from the Fundão dam failure and other emergency measures; (ii) the payment of compensation to the community; and (iii) payments for the collective moral damage. The initial action value claimed by the Federal Prosecution Office (MPF) is R$155 billion. The first conciliatory hearing was held on September 13, 2016. On November 21, 2016, the court ordered that the defendants be served, and the defendants submitted their defense.

In January 2017 Samarco, Vale S.A. and BHPB entered into two preliminary agreements with the Federal Prosecutor’s Office in Brazil (MPF).

The first agreement (“First Agreement”) aims to outline the process and timeline for negotiations of a Final Agreement (“Final Agreement”), expected to occur by June 30th, 2017. This First Agreement establishes a timeline and actions to set the ground for conciliation of two public civil actions which aim to establish socio-economic and socio-environmental remediation and compensation programs for the impacts of the Fundão dam failure, respectively: claim nº 023863-07.2016.4.01.3800, filed by the Federal Prosecutors (R$155 billion), as mentioned in this item, and claim nº 0069758-61.2015.4.01.3400, filed by the Federal Government, the states of Minas Gerais and Espírito Santo and other governmental authorities (R$ 20.2 billion), as mentioned in the item (i) above. Both claims were filed with the 12th Judicial Federal Court of Belo Horizonte.

In addition, the First Agreement provides for: (i) the appointment of experts selected by the Federal Prosecutors and paid for by the companies to conduct a diagnosis and follow the progress of the 41 programs under the Framework Agreement signed on March 2nd, 2016 by the companies and the Federal Government and the states of Minas Gerais and Espírito Santo and other governmental authorities and (ii) holding at least eleven public hearings by April 15th, 2017, five of which are to be held in Minas Gerais, three in

Espírito Santo and the remainder in the indigenous territories of the Krenak, Comboios and Caieiras Velhas, in order to allow these communities to take part in the definition of the content of the Final Agreement.

Under the First Agreement, Samarco, Vale S.A. and BHPB will provide the 12th Judicial Federal Court of Belo Horizonte with a guarantee for fulfillment of the obligations regarding the financing and payment of the socio-environmental and socio-economic remediation programs resulting from the Fundão dam failure, pursuant to the two public civil actions, until the signing of the Final Agreement, amounting to R$2.2 billion, of which (i) R$100 in financial investments; (ii) R$1.3 billion in insurance bonds; and (iii) R$800 in assets of Samarco. In order to implement the First Agreement, it has been requested that the 12th Judicial Federal Court of Belo Horizonte accept such guarantees until the completion of the negotiations and the signing of the Final Agreement, or until June 30, 2017, whichever comes first; or until the parties reach a new agreement regarding the guarantees. If, by June 30th, the negotiations have not been completed, the Federal Prosecutor’s Office may require that the 12th Judicial Federal Court of Belo Horizonte re-institute the order for the deposit of R$1.2 billion in relation to the R$20.2 billion public civil action, which is currently suspended. The parties requested the partially ratification of the First Agreement, excluding only the engagement of the socio-economic expert condition, which are being treated with MPF.

On March 16, 2017, the 12th Judicial Federal Court of Belo Horizonte partially ratified the First Agreement, being that this decision includes: (i) ratification of the engagement of experts to perform a socio-environmental impact assessment and assessment of programs under the Framework Agreement signed on March 2nd, 2016 and a period of 60 days for the companies to engage an expert to perform the socio-economic impact assessment; (ii) the consolidation and suspension of related claims aiming to avoid contradictory or conflicting decisions and to establish a unified judicial procedure in order for the parties to be able to reach a final agreement; (iii) accepted the guarantees proposed by Samarco and its shareholders under the Preliminary Agreement on a temporary basis.

In addition, the Second Agreement (Second Agreement) was signed, which establishes a timetable to make funds available to remediate the social, economic and environmental damages caused by the Fundão dam failure in the municipalities of Barra Longa, Rio Doce, Santa Cruz do Escalvado and Ponte Nova, amounting to R$200. The 12th Judicial Federal Court of Belo Horizonte ratified this Second Agreement.

(iii) U.S. Securities class action suits

On May 2, 2016, Vale S.A. and certain of its officers were named as defendants in securities class action suits in the Federal Court in New York brought by holders of Vale’s American Depositary Receipts under U.S. federal securities laws. The lawsuits allege that Vale S.A. made false and misleading statements or not make disclosures concerning the risks and dangers of the operations of Samarco’s Fundão dam and the adequacy of related programs and procedures. The plaintiffs have not specified an amount of alleged damages or indemnities in these actions.

In July 2016, Vale S.A. and the individual defendants filed a motion to dismiss the Amended Complaint.

On March 23, 2017 the judge issued a decision rejecting a significant portion of the claims against Vale S.A. and the individual defendants, and determining the prosecution of the action with respect to more limited claims. The narrow portion of plaintiffs’ case that remains is related to certain statements about procedures, policies and risk mitigation plans contained in Vale S.A.’s sustainability reports in 2013 and 2014, and certain statements regarding to the responsibility of Vale S.A. for the Fundão dam failure made in a conference call in November 2015. Vale S.A. continues to contest the lawsuit and the outstanding points.

(iv) Criminal lawsuit

On October 20, 2016, the MPF brought a criminal lawsuit in the Brazilian Federal Justice Court against Vale S.A., BHPB, Samarco, VogBr Recursos Hídricos e Geotecnia Ltda. and 22 individuals for alleged crimes against the environment, urban planning and cultural heritage, flooding, landslide, as well as for alleged crimes against the victims of the Fundão dam failure.

On November 16, 2016, the judge received the Federal Prosecutors Office criminal lawsuit and determined the summons of all defendants, granting 30 days each to file their defenses, to count from the day they receive the summon. Vale has already been served and its defense was presented in March 3, 2017.

Currently, the case-files are awaiting the indictment of the defendants regarding the request for dismemberment made by the Federal Prosecutor’s Office, as well as the responses regarding the prosecution.

(v) Other lawsuits

In addition, Samarco and its shareholders were named as a defendant in several other lawsuits brought by individuals, corporations and governmental entities seeking personal and property damages.

These lawsuits and petitions are at early stages, so it is not possible to determine a range of outcomes or reliable estimates of the potential exposure at this time. No contingent liability has been quantified and no provision was recognized for lawsuits related to Samarco´s dam failure.

18.                               Financial instruments classification

	Consolidated
	March 31, 2017			December 31, 2016
Financial assets	Loans and receivables or amortized cost	At fair value through profit or loss	Total	Loans and receivables or amortized cost	At fair value through profit or loss	Total

Current
Cash and cash equivalents	21,279	—	21,279	13,891	—	13,891
Financial investments	244	—	244	59	—	59
Derivative financial instruments	—	653	653	—	892	892
Accounts receivable	10,255	—	10,255	11,937	—	11,937
Related parties	6,062	—	6,062	233	—	233
	37,840	653	38,493	26,120	892	27,012
Non-current
Derivative financial instruments	—	1,647	1,647	—	1,454	1,454
Loans	581	—	581	587	—	587
Related parties	8,479	—	8,479	5	—	5
	9,060	1,647	10,707	592	1,454	2,046
Total of financial assets	46,900	2,300	49,200	26,712	2,346	29,058

Financial liabilities
Current
Suppliers and contractors	11,556	—	11,556	11,830	—	11,830
Derivative financial instruments	—	1,215	1,215	—	1,349	1,349
Loans and borrowings	7,626	—	7,626	5,410	—	5,410
Related parties	3,087	—	3,087	2,190	—	2,190
	22,269	1,215	23,484	19,430	1,349	20,779
Non-current
Derivative financial instruments	—	3,070	3,070	—	3,991	3,991
Loans and borrowings	86,064	—	86,064	90,154	—	90,154
Related parties	3,228	—	3,228	415	—	415
Participative stockholders’ debentures	—	3,821	3,821	—	2,526	2,526
	89,292	6,891	96,183	90,569	6,517	97,086
Total of financial liabilities	111,561	8,106	119,667	109,999	7,866	117,865

19.                               Fair value estimate

a)        Assets and liabilities measured and recognized at fair value:

	Consolidated
	March 31, 2017			December 31, 2016
	Level 2	Level 3	Total	Level 2	Level 3	Total
Financial assets
Derivative financial instruments	1,183	1,117	2,300	1,319	1,027	2,346
Total	1,183	1,117	2,300	1,319	1,027	2,346

Financial liabilities
Derivative financial instruments	2,828	1,457	4,285	3,877	1,463	5,340
Participative stockholders’ debentures	3,821	—	3,821	2,526	—	2,526
Total	6,649	1,457	8,106	6,403	1,463	7,866

Methods and techniques of evaluation

i)           Derivative financial instruments

Financial instruments are evaluated by calculating their present value through the use of instrument yield curves at the closing dates. The curves and prices used in the calculation for each group of instruments are detailed in the “market curves”.

The pricing method used for European options is the Black & Scholes model. In this model, the fair value of the derivative is a function of the volatility in the price of the underlying asset, the exercise price of the option, the interest rate and period to maturity. In the case of options which income is a function of the average price of the underlying asset over the period of the option, the Company uses Turnbull & Wakeman model. In this model, in addition to the factors that influence the option price in the Black-Scholes model, the formation period of the average price is also considered.

In the case of swaps, both the present value of the assets and liability are estimated by discounting the cash flow by the interest rate of the currency in which the swap is denominated. The difference between the present value of assets and liability of the swap generates its fair value.

For the TJLP swaps, the calculation of the fair value assumes that TJLP is constant, that is the projections of future cash flow in Brazilian Reais are made on the basis of the last TJLP disclosed.

Contracts for the purchase or sale of products, inputs and costs of selling with future settlement are priced using the forward yield curves for each product. Typically, these curves are obtained on the stock exchanges where the products are traded, such as the London Metals Exchange (“LME”), the Commodity Exchange (“COMEX”) or other providers of market prices. When there is no price for the desired maturity, Vale uses an interpolation between the available maturities.

b)        Fair value of financial instruments not measured at fair value

The fair values and carrying amounts of loans (net of interest) are as follows:

	Consolidated
Financial liabilities	Balance	Fair value	Level 1	Level 2
March 31, 2017
Debt principal	91,689	92,339	48,408	43,931

December 31, 2016
Debt principal	93,508	89,218	45,216	44,002

20.                     Derivative financial instruments

a)        Derivatives effects on statement of financial position

	Consolidated
	Assets
	March 31, 2017		December 31, 2016
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge accounting
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	443	11	429	3
IPCA swap	23	228	22	199
Pré-dolar swap	6	130	3	75
	472	369	454	277
Commodities price risk
Nickel	—	1	13	7
Bunker oil	181	—	425	—
	181	1	438	7

Others	—	1,277	—	1,170
	—	1,277	—	1,170
Total	653	1,647	892	1,454

	Consolidated
	Liabilities
	March 31, 2017		December 31, 2016
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge accounting
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	1,065	1,267	955	2,078
IPCA swap	60	142	65	186
Eurobonds swap	24	105	24	147
Euro Forward	—	—	149	—
Pre dollar swap	16	87	16	104
	1,165	1,601	1,209	2,515
Commodities price risk
Nickel	—	—	16	7
Bunker oil	50	—	124	—
	50	—	140	7

Others	—	1,469	—	1,469
	—	1,469	—	1,469
Total	1,215	3,070	1,349	3,991

b)        Effects of derivatives on the income statement, cash flow and other comprehensive income

	Consolidated
	Three months period ended March 31,
	Gain (loss) recognized in the income statement		Financial settlement inflows (outflows)		Gain (loss) recognized in other comprehensive income
	2017	2016	2017	2016	2017	2016
Derivatives not designated as hedge accounting
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	580	1,312	(138)	(175)	—	—
IPCA swap	76	140	—	5	—	—
Eurobonds swap	(83)	49	(121)	(524)	—	—
Euro forward	144	—	—	—	—	—
Pre dollar swap	75	107	—	(295)	—	—
	792	1,608	(259)	(989)	—	—
Commodities price risk
Nickel	—	(94)	(4)	(69)	—	—
Bunker oil	(237)	(60)	(75)	(705)	—	—
	(237)	(154)	(79)	(774)	—	—

Others	109	(18)	—	—	—	—

Derivatives designated as cash flow hedge accounting
Bunker oil	—	—	—	(203)	—	—
Foreign exchange	—	(10)	—	(10)	—	8
	—	(10)	—	(213)	—	8
Total	664	1,426	(338)	(1,976)	—	8

The maturity dates of the derivative financial instruments are as follows:

Last maturity dates
Currencies and interest rates	July 2023
Bunker oil	December 2017
Nickel	March 2019
Others	December 2027

Additional information about derivatives financial instruments

In millions of Brazilian reais, except as otherwise stated

The risk of the derivatives portfolio is measured using the delta-Normal parametric approach, and considers that the future distribution of the risk factors and its correlations tends to present the same statistic properties verified in the historical data. The value at risk estimate considers a 95% confidence level for a one-business day time horizon.

There was no cash amount deposited as margin call regarding derivative positions on March 31, 2017. The derivative positions described in this document did not have initial costs associated.

The following tables detail the derivatives positions for Vale and its controlled companies as of March 31, 2017, with the following information: notional amount, fair value including credit risk, gains or losses in the period, value at risk and the fair value breakdown by year of maturity.

a)                           Foreign exchange and interest rates derivative positions

(i)       Derivative instruments for the R$ denominated debt instruments

In order to reduce cash flow volatility, swap transactions were implemented to convert into US$ the cash flows from certain debt instruments denominated in R$ with interest rates linked mainly to CDI, TJLP and IPCA. In those swaps, Vale pays fixed or floating rates in US$ and receives payments in R$ linked to the interest rates of the protected debt instruments.

The swap transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to R$. These programs transform into US$ the obligations linked to R$ to achieve a currency offset in the Company’s cash flows, by matching its receivables - mainly linked to US$ - with its payables.

									Financial settlement
	Notional						Fair value		Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2017		December 31, 2016		Index	Average rate	March 31, 2017	December 31, 2016	March 31, 2017	March 31, 2017	2017	2018	2019+

CDI vs. US$ fixed rate swap							(183)	(396)	100	113	252	(435)	—
Receivable	R$	6,289	R$	6,289	CDI	106.78%
Payable	US$	2,110	US$	2,105	Fix	3.77%

TJLP vs. US$ fixed rate swap							(1,526)	(2,027)	(237)	149	(327)	(272)	(927)
Receivable	R$	3,846	R$	4,360	TJLP +	1.28%
Payable	US$	1,768	US$	2,030	Fix	1.64%

TJLP vs. US$ floating rate swap							(169)	(179)	(1)	12	(7)	(13)	(149)
Receivable	R$	240	R$	242	TJLP +	0.90%
Payable	US$	138	US$	140	Libor +	-1.22%

R$ fixed rate vs. US$ fixed rate swap							33	(42)	—	67	(6)	50	(11)
Receivable	R$	1,019	R$	1,031	Fix	6.43%
Payable	US$	337	US$	343	Fix	-1.28%

IPCA vs. US$ fixed rate swap							(122)	(167)	—	33	—	22	(143)
Receivable	R$	1,000	R$	1,000	IPCA +	6.55%
Payable	US$	434	US$	434	Fix	3.98%

IPCA vs. CDI swap							171	136	—	1	(61)	(14)	246
Receivable	R$	1,350	R$	1,350	IPCA +	6.62%
Payable	R$	1,350	R$	1,350	CDI	98.58%

(ii)   Derivative instruments for EUR denominated debt instruments

In order to reduce the cash flow volatility, swap and forward transactions were implemented to convert into US$ the cash flows from certain debt instruments issued in Euros by Vale. In those swaps, Vale receives fixed rates in EUR and pays fixed rates in US$. In those forwards only the principal amount of the debt is converted from EUR to US$.

The swap and forward transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to EUR. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to EUR/US$ exchange rate.

									Financial settlement
	Notional						Fair value		Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2017		December 31, 2016		Index	Average rate	March 31, 2017	December 31, 2016	March 31, 2017	March 31, 2017	2017	2018	2019+

EUR fixed rate vs. US$ fixed rate swap							(129)	(170)	(21)	17	—	(20)	(109)
Receivable	€500		€500		Fix	3.75%
Payable	US$	613	US$	613	Fix	4.29%

							Financial settlement		Fair value
	Notional		Bought /	Average rate	Fair value		Inflows (Outflows)	Value at Risk	by year
Flow	March 31, 2017	December 31, 2016	Sold	(USD/EUR)	March 31, 2017	December 31, 2016	March 31, 2017	March 31, 2017	2017

Forward	€0	€500	B	1.143	—	(149)	(100)	—	—

b)                           Commodities derivative positions

(i)       Bunker Oil purchase cash flows Derivatives

In order to reduce the impact of bunker oil price fluctuation on maritime freight hiring/supply and, consequently, reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases and zero cost-collars.

The derivative transactions were negotiated over-the-counter and the protected item is part of the Vale’s costs linked to bunker oil prices. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to bunker oil prices changes.

							Financial settlement		Fair value
	Notional (ton)		Bought /	Average strike	Fair value		Inflows (Outflows)	Value at Risk	by year
Flow	March 31, 2017	December 31, 2016	Sold	(US$/ton)	March 31, 2017	December 31, 2016	March 31, 2017	March 31, 2017	2017

Bunker Oil protection
Call options	2,682,000	2,856,000	B	326	179	424	3	41	179
Put options	2,682,000	2,856,000	S	216	(49)	(45)	—	9	(49)
Total					131	379			131

As at December 31, 2016, excludes R$78, of transactions in which the financial settlement occurs subsequently of the closing month.

(ii)   Derivative instruments for base metals raw materials and products

Derivative instruments for nickel sales at fixed prices, derivatives transactions were implemented to convert into floating prices the contracts with clients that required a fixed price, in order to keep nickel revenues exposed to nickel price fluctuations. Those operations are usually implemented through the purchase of nickel forwards.

In the operational protection program for the purchase of raw materials and products, derivatives transactions were implemented, usually through the sale of nickel and copper forward or futures, in order to reduce the mismatch between the pricing period of purchases (concentrate, cathode, sinter, scrap and others) and the pricing period of the final product sales to the clients.

The derivative transactions are negotiated at London Metal Exchange or over-the-counter and the protected item is part of Vale’s revenues and costs linked to nickel and copper prices. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to nickel and copper prices changes.

							Financial Settlement
	Notional (ton)		Bought /	Average strike	Fair value		Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2017	December 31, 2016	Sold	(US$/ton)	March 31, 2017	December 31, 2016	March 31, 2017	March 31, 2017	2017	2018

Fixed prices sales protection
Nickel forwards	11,133	11,615	B	9,981	0	(2)	(4)	10	(5)	5

Raw materials purchase protection
Nickel forwards	89	134	S	10,679	0.1	0.4	0.2	0.1	0.1	—
Copper forwards	656	441	S	5,999	0.1	(0.5)	(0.9)	0.1	0.1	—
Total					0.3	(0.1)			0.3	—

c)                            Silver Wheaton Corp. warrants

The company owns warrants of Silver Wheaton Corp. (SLW), a Canadian company with stocks negotiated in Toronto Stock Exchange and New York Stock Exchange. Such warrants configure American call options and were received as part of the payment regarding the sale of part of gold payable flows produced as a sub product from Salobo copper mine and some nickel mines in Sudbury.

							Financial Settlement		Fair value
	Notional (quantity)		Bought /	Average strike	Fair value		Inflows (Outflows)	Value at Risk	by year
Flow	March 31, 2017	December 31, 2016	Sold	(US$/share)	March 31, 2017	December 31, 2016	March 31, 2017	March 31, 2017	2023

Call options	10,000,000	10,000,000	B	44	160	144	—	16	160

d)                           Debentures convertible into shares of Valor da Logística Integrada (“VLI”)

The company has debentures in which lenders have the option to convert the outstanding debt into a specified quantity of shares of VLI owned by the company.

							Financial Settlement		Fair value
	Notional (quantity)		Bought /	Average strike	Fair value		Inflows (Outflows)	Value at Risk	by year
Flow	March 31, 2017	December 31, 2016	Sold	(R$/share)	March 31, 2017	December 31, 2016	March 31, 2017	March 31, 2017	2027

Conversion options	140,239	140,239	S	8,448	(217)	(236)	—	15	(217)

e)                            Options related to Minerações Brasileiras Reunidas S.A. (“MBR”) shares

The Company entered into a contract that has options related to MBR shares. Under certain restrict and contingent conditions, which are beyond the buyer’s control, such as illegality due to changes in the law, the contract has a clause that gives the buyer the right to sell back its stake to the Company. It this case, the Company could settle through cash or shares. On the other hand, the Company has the right to buy back this non-controlling interest in the subsidiary.

							Financial Settlement		Fair value
	Notional (quantity, in millions)		Bought /	Average strike	Fair value		Inflows (Outflows)	Value at Risk	by year
Flow	March 31, 2017	December 31, 2016	Sold	(R$/ação)	March 31, 2017	December 31, 2016	March 31, 2017	March 31, 2017	2017+

Options	2,139	2,139	B/S	1.8	478	393	—	38	478

f)                             Embedded derivatives in contracts

The Company has some nickel concentrate and raw materials purchase agreements in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

							Financial Settlement		Fair value
	Notional (ton)		Bought /	Average strike	Fair value		Inflows (Outflows)	Value at Risk	by year
Flow	March 31, 2017	December 31, 2016	Sold	(US$/ton)	March 31, 2017	December 31, 2016	March 31, 2017	March 31, 2017	2017

Nickel Forward	4,858	5,626	S	10,232	(0.0)	1.1			(0.0)
Copper Forward	2,276	3,684	S	5,835	(0.1)	5.0			(0.1)
Total					(0.1)	6.1	—	5.9	(0.1)

The Company has also a natural gas purchase agreement in which there´s a clause that defines that a premium can be charged if the Company’s pellet sales prices trade above a pre-defined level. This clause is considered an embedded derivative.

							Financial Settlement
	Notional (volume/month)		Bought /	Average strike	Fair value		Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2017	December 31, 2016	Sold	(US$/ton)	March 31, 2017	December 31, 2016	March 31, 2017	March 31, 2017	2017	2018+

Call options	746,667	746,667	S	233	(12)	(7)	—	7	(0.15)	(12)

In August 2014 the Company sold part of its stake in Valor da Logística Integrada (“VLI”) to an investment fund managed by Brookfield Asset Management (“Brookfield”). The sales contract includes a clause that establishes, under certain conditions, a minimum return guarantee on Brookfield’s investment. This clause is considered an embedded derivative, with payoff equivalent to that of a put option.

							Financial Settlement		Fair value
	Notional (quantity)		Bought /	Average strike	Fair value		Inflows (Outflows)	Value at Risk	by year
Flow	March 31, 2017	December 31, 2016	Sold	(R$/share)	March 31, 2017	December 31, 2016	March 31, 2017	March 31, 2017	2018+

Put option	1,105,070,863	1,105,070,863	S	3.07	(601)	(593)	—	50	(601)

For sensitivity analysis of derivative financial instruments, Financial counterparties’ ratings and market curves, see note 28.

21.                               Provisions

	Consolidated
	Current liabilities		Non-current liabilities
	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016
Payroll and related charges	1,416	2,362	—	—
Onerous contracts	247	329	1,437	1,541
Environment Restoration	30	33	363	362
Asset retirement obligations	122	154	8,242	8,055
Provisions for litigation (note 22(a))	—	—	2,764	2,734
Employee postretirement obligations (note 23)	246	225	6,011	6,038
Provisions	2,061	3,103	18,817	18,730

22.                               Litigation

a)        Provision for litigation

Vale is party to labor, civil, tax and other ongoing lawsuits, at administrative and court levels. Provisions for losses resulting from lawsuits are estimated and updated by the Company, based on analysis from the Company’s legal consultants.

Changes in provision for litigation are as follows:

	Consolidated
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2016	695	272	1,742	25	2,734
Additions	4	43	138	8	193
Reversals	(5)	(65)	(80)	(5)	(155)
Payments	5	(18)	(60)	—	(73)
Indexation and interest	22	24	34	(5)	75
Translation adjustment	(10)	—	—	—	(10)
Balance at March 31, 2017	711	256	1,774	23	2,764

	Consolidated
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2015	1,052	309	1,771	78	3,210
Additions	11	46	165	7	229
Reversals	(30)	(15)	(62)	(7)	(114)
Payments	(268)	(70)	(89)	—	(427)
Indexation and interest	23	94	13	4	134
Translation adjustment	(13)	—	2	1	(10)
Additions and reversals of discontinued operations	1	1	6	(1)	7
Balance at March 31, 2016	776	365	1,806	82	3,029

b)        Contingent liabilities

Contingent liabilities of administrative and judicial claims, with expectation of loss classified as possible, and for which the recognition of a provision is not considered necessary by the Company, based on legal advice are as follows:

	Consolidated
	March 31, 2017	December 31, 2016

Tax litigation	27,359	26,995
Civil litigation	7,734	7,484
Labor litigation	8,137	7,933
Environmental litigation	6,296	6,134
Total	49,526	48,546

i - Tax litigation - Our most significant tax-related contingent liabilities result from disputes related to (i) the deductibility of our payments of social security contributions on the net income (CSLL) from our taxable income, (ii) challenges of certain tax credits we deducted from our PIS and COFINS payments, (iii) assessments of CFEM (royalties), and (iv) charges of value-added tax on services and circulation of goods (ICMS), especially relating to certain tax credits we claimed from the sale and transmission of energy, ICMS charges to anticipate the payment in the entrance of goods to Pará State, ICMS charges on our own transportation costs and challenges to other tax credits we claimed.  The changes reported in the period resulted, mainly, from new proceedings related to PIS, COFINS, ICMS, CFEM; interest and inflation adjustments in the amounts in dispute.

ii - Civil litigation - Most of those claims have been filed by suppliers for indemnification under construction contracts, primarily relating to certain alleged damages, payments and contractual penalties. A number of other claims related to contractual disputes regarding inflation index.

iii - Labor litigation - Represents individual claims by employees and service providers, primarily involving demands for additional compensation for overtime work, time spent commuting or health and safety conditions; and the Brazilian federal social security administration (“INSS”) regarding contributions on compensation programs based on profits.

iv - Environmental litigation - The most significant claims concern alleged procedural deficiencies in licensing processes, non-compliance with existing environmental licenses or damage to the environment.

c)         Judicial deposits

In addition to the provisions and contingent liabilities, the Company is required by law to make judicial deposits to secure a potential adverse outcome of certain lawsuits. These court-ordered deposits are monetarily adjusted and reported as non-current assets until a judicial decision to draw the deposit occurs.

	Consolidated
	March 31, 2017	December 31, 2016
Tax litigation	645	630
Civil litigation	162	202
Labor litigation	2,276	2,251
Environmental litigation	54	52
Total	3,137	3,135

d)        Others

For contingencies related to Samarco Mineração S.A., see note 17.

23.          Employee postretirement obligations

Reconciliation of assets and liabilities recognized in the statement of financial position

	Consolidated
	2017			2016
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Movements of assets ceiling
Balance at January 1st,	4,402	—	—	3,754	—	—
Interest income	127	—	—	128	—	—
Changes on asset ceiling and onerous liability	740	—	—	882	—	—
Balance at March 31,	5,269	—	—	4,764	—	—

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(10,850)	(13,101)	(4,213)	(9,758)	(13,987)	(4,676)
Fair value of assets	16,119	11,057	—	14,522	11,447	—
Effect of the asset ceiling	(5,269)	—	—	(4,764)	—	—
Liabilities	—	(2,044)	(4,213)	—	(2,540)	(4,676)

Current liabilities	—	(52)	(194)	—	(70)	(183)
Non-current liabilities	—	(1,992)	(4,019)	—	(2,470)	(4,493)
Liabilities	—	(2,044)	(4,213)	—	(2,540)	(4,676)

24.                     Stockholders’ equity

a)   Share capital

At March 31, 2017 and December 31, 2016, the share capital was R$77,300 corresponding to 5,244,316,120 shares issued and fully paid without par value.

	March 31, 2017
Stockholders	ON	PNA	Total
Valepar S.A.	1,716,435,045	20,340,000	1,736,775,045
Brazilian Government (Golden Share)	—	12	12
Foreign investors - ADRs	769,338,504	595,349,634	1,364,688,138
FMP - FGTS	66,978,990	—	66,978,990
PIBB - Fund	1,258,427	1,727,321	2,985,748
BNDESPar	206,378,882	66,185,272	272,564,154
Foreign institutional investors in local market	261,953,860	806,281,955	1,068,235,815
Institutional investors	121,649,671	160,580,883	282,230,554
Retail investors in Brazil	41,659,621	317,256,849	358,916,470
Shares outstanding	3,185,653,000	1,967,721,926	5,153,374,926
Shares in treasury	31,535,402	59,405,792	90,941,194
Total issued shares	3,217,188,402	2,027,127,718	5,244,316,120

Amounts per class of shares (in millions)	47,421	29,879	77,300

Total authorized shares	3,600,000,000	7,200,000,000	10,800,000,000

b)   New stockholders’ agreement

On February 20, 2017 the Company announced that a new shareholders’ agreement was filed at the Company’s headquarters, executed by Litel Participações S.A., Litela Participações S.A., Bradespar S.A., Mitsui & Co., Ltd. and BNDES Participações S.A. — BNDESPAR, as shareholders of Valepar S.A. (“Valepar”), jointly referred to as “Shareholders”, which shall enter into force after the expiration of Valepar’s current Shareholders’ Agreement on May 10, 2017.

In March 31, 2017, there are no changes in the new shareholders’ agreement compared to those disclosed in the financial statements for the year ended December 31, 2016.

c)   Remuneration to the Company’s stockholders

In April 2017 (subsequent event), the Annual General Meeting approved the payment of shareholder remuneration for the year of 2016, in the amount of R$4,667. Accordingly, the amount of R$2,065 related to the Profit Reserve “Additional Remuneration Reserve”, that was recorded in December 31, 2016 will be used to the payment of interest on capital, in addition to the amount of R$2,602, already recorded in the current liabilities.

25.          Related parties

Transactions with related parties are made by the Company at arm´s-length, observing the price and usual market conditions and therefore do not generate any undue benefit to their counterparties or loss to the Company.

In the normal course of operations, Vale enters into contracts with related parties (associates, joint ventures and stockholders), related to the sale and purchase of products and services, loans, derivatives, leasing of assets, sale of raw material and railway transportation services.

The balances of these related party transactions and their effects on the interim financial statements are as follows:

	Consolidated
	Assets
	March 31, 2017				December 31, 2016
	Cash and cash equivalents	Derivative financial instruments	Accounts receivable	Related parties	Cash and cash equivalents	Derivative financial instruments	Accounts receivable	Related parties
Banco Bradesco S.A.	2,538	1,156	—	—	1,701	1,056	—	—
Banco do Brasil S.A.	653	89	—	—	186	111	—	—
Companhia Coreano-Brasileira de Pelotização	—	—	—	15	—	—	—	15
Companhia Hispano-Brasileira de Pelotização	—	—	2	—	—	—	2	—
Companhia Ítalo-Brasileira de Pelotização	—	—	—	27	—	—	—	27
Companhia Nipo-Brasileira de Pelotização	—	—	—	48	—	—	—	48
Companhia Siderúrgica do Pecem	—	—	233	—	—	—	122	—
Consórcio de Rebocadores da Baia de São Marcos	—	—	41	—	—	—	32	—
Mitsui & Co., Ltd.	—	—	6	—	—	—	11	—
MRS Logística S.A.	—	—	—	78	—	—	—	78
Nacala BV (i)	—	—	—	14,226	—	—	—	—
VLI	—	—	480	64	—	—	27	38
Others	—	—	181	83	—	—	155	32
Total	3,191	1,245	943	14,541	1,887	1,167	349	238

	Consolidated
	Liabilities
	March 31, 2017				December 31, 2016
	Derivative financial instruments	Others liabilities	Related parties	Loans and borrowings	Derivative financial instruments	Others liabilities	Related parties	Loans and borrowings
Aliança Geração de Energia S.A.	—	98	63	—	—	51	125	—
Banco Bradesco S.A.	792	—	—	—	815	—	—	20
Banco do Brasil S.A.	105	—	—	8,256	147	—	—	8,369
BNDES	215	—	—	13,908	236	—	—	14,444
BNDES Participações S.A.	—	—	—	1,375	—	—	—	1,348
Companhia Coreano-Brasileira de Pelotização	—	115	149	—	—	10	192	—
Companhia Hispano-Brasileira de Pelotização	—	98	181	—	—	126	47	—
Companhia Ítalo-Brasileira de Pelotização	—	49	289	—	—	—	323	—
Companhia Nipo-Brasileira de Pelotização	—	208	401	—	—	10	477	—
Ferrovia Centro-Atlântica S.A.	—	4	270	—	—	—	270	—
Mitsui & Co., Ltd.	—	98	—	—	—	56	—	—
MRS Logística S.A.	—	54	—	—	—	82	—	—
Nacala BV (i)	—	181	—	—	—	—	—	—
Pangea Emirates Ltd Mitsui (i)	—	—	3,439	—	—	—	—	—
Sumic Nickel Netherland B.V	—	—	1,117	—	—	—	1,149	—
VLI	—	8	348	—	—	8	—	—
Others	—	148	58	—	—	130	22	—
Total	1,112	1,061	6,315	23,539	1,198	473	2,605	24,181

(i) Refers to the balances after the sale of Nacala Corridor business.

	Consolidated
	Three months period ended March 31,
	2017			2016
	Net operating revenue	Costs and expenses	Financial result	Net operating revenue	Costs and expenses	Financial result
Aliança Geração de Energia S.A.	10	(72)	—	—	—	—
Banco Bradesco S.A. (i)	—	—	123	—	—	(58)
Banco do Brasil S.A. (i)	—	—	(207)	—	—	(131)
Baovale Mineração S.A.	—	(12)	—	—	(13)	—
BNDES (i)	—	—	(161)	—	—	(170)
BNDES Participações S.A. (i)	—	—	(22)	—	—	(24)
California Steel Industries, Inc.	113	—	—	—	—	—
Companhia Coreano-Brasileira de Pelotização	—	(108)	(5)	—	(69)	—
Companhia Hispano-Brasileira de Pelotização	—	(92)	(4)	—	(41)	—
Companhia Ítalo-Brasileira de Pelotização	—	(57)	(9)	—	(38)	—
Companhia Nipo-Brasileira de Pelotização	—	(193)	(13)	—	(127)	—
Companhia Siderúrgica do Pecem	240	(149)	—	64	—	—
Ferrovia Centro Atlântica S.A.	26	(27)	(1)	29	(19)	(2)
Ferrovia Norte Sul S.A.	13	—	—	17	—	—
Mitsui & Co., Ltd.	94	(17)	—	79	—	—
MRS Logística S.A.	—	(354)	—	—	(240)	—
Samarco Mineração S.A.	45	—	(6)	—	—	—
VLI	218	—	—	221	—	—
Others	19	(3)	(27)	36	(33)	4
Total	778	(1,084)	(332)	446	(580)	(381)

(i) Does not include exchange rate variation.

26.       Commitments

a)    Participative stockholders’ debentures

At April, 2017 (subsequent event), the Company has paid the semiannual remuneration to stockholders debentures the amount of R$241.

b) Guarantees provided

As of March 31, 2017, corporate guarantees provided by Vale (within the limit of its direct or indirect interest) for the companies Norte Energia S.A. and Companhia Siderúrgica do Pecém S.A. totaled R$1,199 and R$4,657 respectively.

27.       Select notes to Parent Company information (individual interim information)

a)   Investments

	Parent company
	2017	2016
Balance at January 1st	107,539	127,517
Additions/Capitalizations	537	648
Translation adjustment	(2,101)	(6,494)
Equity results in income statement	3,030	3,488
Equity results in statement of comprehensive income	(58)	(205)
Results from operations with noncontroling interest	(329)	1
Dividends declared	(40)	(893)
Transfers	1,110	(30)
Balance at March 31,	109,688	124,032

b)   Intangible

	Parent company
	Concessions	Right of use	Software	Total
Balance at December 31, 2016	10,278	118	918	11,314
Additions	1,143	—	26	1,169
Disposals	(2)	—	—	(2)
Amortization	(105)	(2)	(103)	(210)
Balance at March 31, 2017	11,314	116	841	12,271
Cost	14,778	223	4,067	19,068
Accumulated amortization	(3,464)	(107)	(3,226)	(6,797)
Balance at March 31, 2017	11,314	116	841	12,271

	Parent company
	Concessions	Right of use	Software	Total
Balance at December 31, 2015	7,084	123	1,350	8,557
Additions	1,421	—	5	1,426
Disposals	(2)	—	—	(2)
Amortization	(125)	(2)	(127)	(254)
Balance at March 31, 2016	8,378	121	1,228	9,727
Cost	11,526	223	4,002	15,751
Accumulated amortization	(3,148)	(102)	(2,774)	(6,024)
Balance at March 31, 2016	8,378	121	1,228	9,727

c)   Property, plant and equipment

	Parent company
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance at December 31, 2016	1,684	20,945	20,416	8,479	4,122	16,499	29,911	102,056
Additions (i)	—	—	—	—	—	—	1,052	1,052
Disposals	—	—	(18)	(8)	—	(1)	(17)	(44)
Assets retirement obligation	—	—	—	—	86	—	—	86
Depreciation, amortization and depletion	—	(177)	(259)	(282)	(64)	(375)	—	(1,157)
Transfers	39	2,177	3,975	626	1,413	415	(8,645)	—
Balance at March 31, 2017	1,723	22,945	24,114	8,815	5,557	16,538	22,301	101,993
Cost	1,723	26,416	31,267	14,804	7,075	25,025	22,301	128,611
Accumulated depreciation	—	(3,471)	(7,153)	(5,989)	(1,518)	(8,487)	—	(26,618)
Balance at March 31, 2017	1,723	22,945	24,114	8,815	5,557	16,538	22,301	101,993

	Parent company
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance at December 31, 2015	1,672	19,546	19,379	8,371	4,215	14,203	29,501	96,887
Additions (i)	—	—	—	—	—	—	1,722	1,722
Disposals	—	—	—	(4)	—	—	(4)	(8)
Assets retirement obligation	—	—	—	—	104	—	—	104
Depreciation, amortization and depletion	—	(152)	(233)	(250)	(44)	(314)	—	(993)
Transfers	(13)	280	(215)	306	(86)	263	(535)	—
Balance at March 31, 2016	1,659	19,674	18,931	8,423	4,189	14,152	30,684	97,712
Cost	1,659	22,709	24,962	13,692	5,480	21,465	30,684	120,651
Accumulated depreciation	—	(3,035)	(6,031)	(5,269)	(1,291)	(7,313)	—	(22,939)
Balance at March 31, 2016	1,659	19,674	18,931	8,423	4,189	14,152	30,684	97,712

(i) Includes capitalized borrowing costs, see cash flow.

d)   Loans and borrowings

	Parent company
	Current liabilities		Non-current liabilities
	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016
Debt contracts in the international markets
Floating rates in:
US$	674	448	15,353	15,876
Fixed rates in:
US$	—	—	4,753	4,889
EUR	—	—	2,542	5,158
Accrued charges	184	425	—	—
	858	873	22,648	25,923
Debt contracts in Brazil
Floating rates in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	3,186	1,059	15,038	17,307
Basket of currencies and US$ indexed to LIBOR	1,113	1,117	3,564	3,962
Fixed rates in:
R$	191	190	638	685
Accrued charges	1,040	932	—	—
	5,530	3,298	19,240	21,954
	6,388	4,171	41,888	47,877

The future flows of debt payments (principal) are as follows:

Parent company
Debt principal
2017	2,134
2018	9,106
2019	7,137
2020	7,722
2021	4,859
Between 2022 and 2025	10,713
2026 onwards	5,381
47,052

e)   Provisions

	Parent company
	Current liabilities		Non-current liabilities
	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016
Payroll and related charges	847	1,649	—	—
Environment Restoration	7	14	205	200
Asset retirement obligations	61	71	1,726	1,571
Provisions for litigation	—	—	1,942	1,944
Employee postretirement obligations	81	58	658	681
Provisions	996	1,792	4,531	4,396

f)     Provisions for litigation

	Parent company
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2016	53	247	1,621	23	1,944
Additions	1	34	132	8	175
Reversals	—	(62)	(78)	(5)	(145)
Payments	(6)	(17)	(59)	—	(82)
Indexation and interest	—	24	31	(5)	50
Balance at March 31, 2017	48	226	1,647	21	1,942

	Parent company
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2015	332	241	1,562	55	2,190
Additions	12	45	160	7	224
Reversals	(29)	(1)	(62)	(6)	(98)
Payments	(195)	(70)	(84)	—	(349)
Indexation and interest	—	95	5	3	103
Balance at March 31, 2016	120	310	1,581	59	2,070

g)   Income taxes

The total amount presented as income taxes in the income statement is reconciled to the rate established by law, as follows:

	Parent company
	Three months period ended March 31,
	2017	2016
Net income before income taxes	9,934	8,382
Income taxes at statutory rates - 34%	(3,378)	(2,850)
Adjustments that affect the basis of taxes:
Income tax benefit from interest on stockholders’ equity	397	—
Tax incentives	521	—
Equity results	1,030	1,186
Reversals of tax loss carry forward	(642)	(271)
Others	29	(136)
Income taxes	(2,043)	(2,071)

h)   Related parties

	Parent company
	Assets
	March 31, 2017				December 31, 2016
	Cash and cash equivalents	Derivative financial instruments	Accounts receivable	Related parties	Cash and cash equivalents	Derivative financial instruments	Accounts receivable	Related parties
Banco Bradesco S.A.	337	1,156	—	—	67	1,056	—	—
Banco do Brasil S.A.	74	89	—	—	8	111	—	—
Biopalma da Amazônia S.A.	—	—	—	857	—	—	1	965
Companhia Coreano-Brasileira de Pelotização	—	—	—	15	—	—	—	15
Companhia Hispano-Brasileira de Pelotização	—	—	2	—	—	—	2	—
Companhia Ítalo-Brasileira de Pelotização	—	—	—	27	—	—	—	27
Companhia Nipo-Brasileira de Pelotização	—	—	—	48	—	—	—	48
Companhia Portuária Baía de Sepetiba	—	—	2	80	—	—	1	80
Companhia Siderúrgica do Atlântico	—	—	—	46	—	—	—	—
Companhia Siderúrgica do Pecem	—	—	231	—	—	—	115	—
Consórcio de Rebocadores da Baia de São Marcos	—	—	41	—	—	—	32	—
Empreendimentos Brasileiros de Mineração S.A.	—	—	—	306	—	—	—	292
Mineração Brasileiras Reunidas S.A.	—	—	1	15	—	—	1	14
Mineração Corumbaense Reunidas S.A.	—	—	54	—	—	—	52	—
MRS Logística S.A.	—	—	—	30	—	—	—	30
Salobo Metais S.A.	—	—	29	104	—	—	16	104
Vale International	—	—	27,864	—	—	—	27,387	—
VLI	—	—	480	64	—	—	27	38
Others	—	—	102	35	—	—	172	36
Total	411	1,245	28,806	1,627	75	1,167	27,806	1,649

	Parent company
	Liabilities
	March 31, 2017				December 31, 2016
	Derivative financial instruments	Others liabilities	Related parties	Loans and borrowings	Derivative financial instruments	Others liabilities	Related parties	Loans and borrowings
Aliança Geração de Energia S.A.	—	98	63	—	—	51	125	—
Banco Bradesco S.A.	792	—	—	—	815	—	—	20
Banco do Brasil S.A.	105	—	—	8,256	147	—	—	8,369
BNDES	215	—	—	13,737	236	—	—	13,039
BNDES Participações S.A.	—	—	—	1,375	—	—	—	1,348
Companhia Coreano-Brasileira de Pelotização	—	115	—	—	—	10	—	—
Companhia Hispano-Brasileira de Pelotização	—	98	—	—	—	126	—	—
Companhia Ítalo-Brasileira de Pelotização	—	49	—	—	—	—	—	—
Companhia Nipo-Brasileira de Pelotização	—	208	—	—	—	10	—	—
Companhia Portuária Baía de Sepetiba	—	245	—	—	—	285	—	—
Empreendimentos Brasileiros de Mineração S.A.	—	—	7	—	—	—	7	—
Ferrovia Centro-Atlântica S.A.	—	4	270	—	—	—	270	—
Mineração Brasileiras Reunidas S.A.	—	619	3,227	—	—	505	3,131	—
MRS Logística S.A.	—	54	—	—	—	82	—	—
Vale International S.A.	—	4	60,774	—	—	4	59,715	—
VLI	—	8	348	—	—	8	—	—
Others	—	261	293	—	—	163	292	—
Total	1,112	1,763	64,982	23,368	1,198	1,244	63,540	22,776

	Parent company
	Three months period ended March 31,
	2017			2016
	Net operating revenue	Costs and expenses	Financial result	Net operating revenue	Costs and expenses	Financial result
Aliança Geração de Energia S.A.	—	(72)	—	—	—	—
Banco Bradesco S.A. (i)	—	—	123	—	—	(59)
Banco do Brasil S.A. (i)	—	—	(207)	—	—	(131)
Baovale Mineração S.A.	—	(12)	—	—	(13)	—
BNDES (i)	—	—	(160)	—	—	(166)
BNDES Participações S.A. (i)	—	—	(22)	—	—	(24)
Biopalma da Amazônia S.A.	—	—	(17)	—	—	(104)
Companhia Coreano-Brasileira de Pelotização	—	(108)	—	—	(69)	—
Companhia Hispano-Brasileira de Pelotização	—	(92)	—	—	(41)	—
Companhia Ítalo-Brasileira de Pelotização	—	(57)	—	—	(38)	—
Companhia Nipo-Brasileira de Pelotização	—	(193)	—	—	(127)	—
Companhia Portuária Baía de Sepetiba	1	(95)	—	—	(266)	—
Companhia Siderúrgica do Pecem	235	—	—	—	—	—
Ferrovia Centro Atlântica S.A.	26	(27)	(1)	29	(19)	—
Ferrovia Norte Sul S.A.	13	—	—	17	—	—
Mineração Brasileiras Reunidas S.A.	—	(468)	(96)	—	(374)	(119)
MRS Logística S.A.	—	(354)	—	—	(240)	—
Samarco Mineração S.A.	45	—	(6)	—	—	—
Vale Energia S.A.	7	(36)	—	—	(5)	—
Vale International S.A.	15,046	—	218	6,831	—	1,858
VLI	218	—	—	221	—	—
Others	70	—	(77)	85	1	(38)
Total	15,661	(1,514)	(245)	7,183	(1,191)	1,217

(i) Does not include exchange rate variation.

28.       Additional information about derivatives financial instruments

a)            Sensitivity analysis of derivative financial instruments

The following tables present the potential value of the instruments given hypothetical stress scenarios for the main market risk factors that impact the derivatives positions. The scenarios were defined as follows:

•   Scenario I: fair value calculation considering market prices as of March 31, 2017

•   Scenario II: fair value estimated considering a 25% deterioration in the associated risk variables

•   Scenario III: fair value estimated considering a 50% deterioration in the associated risk variables

Instrument	Instrument’s main risk events	Scenario I	Scenario II	Scenario III
CDI vs. US$ fixed rate swap	R$ depreciation	(183)	(1,890)	(3,597)
	US$ interest rate inside Brazil decrease	(183)	(211)	(238)
	Brazilian interest rate increase	(183)	(189)	(194)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

TJLP vs. US$ fixed rate swap	R$ depreciation	(1,526)	(2,891)	(4,257)
	US$ interest rate inside Brazil decrease	(1,526)	(1,595)	(1,667)
	Brazilian interest rate increase	(1,526)	(1,664)	(1,792)
	TJLP interest rate decrease	(1,526)	(1,640)	(1,756)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

TJLP vs. US$ floating rate swap	R$ depreciation	(169)	(273)	(377)
	US$ interest rate inside Brazil decrease	(169)	(176)	(183)
	Brazilian interest rate increase	(169)	(180)	(189)
	TJLP interest rate decrease	(169)	(178)	(187)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	33	(246)	(525)
	US$ interest rate inside Brazil decrease	33	(2)	(40)
	Brazilian interest rate increase	33	(49)	(123)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

IPCA vs. US$ fixed rate swap	R$ depreciation	(122)	(481)	(840)
	US$ interest rate inside Brazil decrease	(122)	(142)	(164)
	Brazilian interest rate increase	(122)	(196)	(264)
	IPCA index decrease	(122)	(158)	(194)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

IPCA vs. CDI swap	Brazilian interest rate increase	171	44	(69)
	IPCA index decrease	171	108	47
Protected item: R$ denominated debt linked to IPCA	IPCA index decrease	n.a.	(108)	(47)

EUR fixed rate vs. US$ fixed rate swap	EUR depreciation	(129)	(641)	(1,153)
	Euribor increase	(129)	(150)	(172)
	US$ Libor decrease	(129)	(188)	(251)
Protected item: EUR denominated debt	EUR depreciation	n.a.	641	1,153

Instrument	Instrument’s main risk events	Scenario I	Scenario II	Scenario III

Bunker Oil protection
Forwards and options	Bunker Oil price decrease	131	(139)	(558)
Protected item: Part of costs linked to bunker oil prices	Bunker Oil price decrease	n.a.	139	558

Nickel sales fixed price protection
Forwards	Nickel price decrease	0	(74)	(149)
Protected item: Part of nickel revenues with fixed prices	Nickel price fluctuation	n.a.	74	149

Purchase protection program
Nickel forwards	Nickel price increase	0.1	(0.6)	(1.3)
Protected item: Part of costs linked to nickel prices	Nickel price increase	n.a.	0.6	1.3

Copper forwards	Copper price increase	0.1	(1.2)	(2.6)
Protected item: Part of costs linked to copper prices	Copper price increase	n.a.	1.2	2.6

SLW warrants	SLW stock price decrease	160	86	30

Conversion options-VLI	VLI stock value increase	(217)	(330)	(463)

Options - MBR	MBR stock value decrease	478	232	103

Instrument	Main risks	Scenario I	Scenario II	Scenario III
Embedded derivatives - Raw material purchase (nickel)	Nickel price increase	(0)	(39)	(79)
Embedded derivatives - Raw material purchase (copper)	Copper price increase	(0)	(11)	(21)
Embedded derivatives - Gas purchase	Pellet price increase	(12)	(23)	(40)
Embedded derivatives - Guaranteed minimum return (VLI)	VLI stock value decrease	(614)	(1,025)	(1,605)

b)            Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents as well as investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency published by agencies Moody’s and S&P regarding the main financial institutions that we had outstanding positions as of March 31, 2017.

Long term ratings by counterparty	Moody’s	S&P
ANZ Australia and New Zeal and Banking	Aa2	AA-
Banco Bradesco	Ba3	BB
Banco de Credito del Peru	Baa1	BBB
Banco do Brasil	Ba3	BB
Banco do Nordeste	Ba3	BB
Banco Safra	Ba3	BB
Banco Santander	A3	A-
Banco Votorantim	Ba3	BB
Bank of America	Baa1	BBB+
Bank of China	A1	A
Bank of Nova Scotia	Aa3	A+
Bank of Tokyo Mitsubishi UFJ	A1	A
Banpara	Ba3	BB-
Barclays	Baa2	BBB
BNP Paribas	A1	A
BTG Pactual	Ba3	BB-
Caixa Economica Federal	Ba3	BB
Citigroup	Baa1	BBB+
Deutsche Bank	A3	A-
Goldman Sachs	A3	BBB+
HSBC	A1	A
Intesa Sanpaolo Spa	A3	BBB-
Itau Unibanco	Ba3	BB
JP Morgan Chase& Co	A3	A-
Macquarie Group Ltd	A3	BBB
Morgan Stanley	A3	BBB+
National Australia Bank NAB	Aa2	AA-
Societe Generale	A2	A
Standard Bank Group	Baa3	-
Standard Chartered	A1	BBB+

c)             Market curves

The curves used on the pricing of derivatives instruments were developed based on data from BM&F, Central Bank of Brazil, London Metals Exchange and Bloomberg.

(i)       Products

Nickel

Maturity	Price(US$/ton)	Maturity	Price(US$/ton)	Maturity	Price(US$/ton)
SPOT	9,875	SEP17	10,084	MAR18	10,198
APR17	9,987	OCT17	10,106	MAR19	10,393
MAY17	10,006	NOV17	10,125	MAR20	10,561
JUN17	10,026	DEC17	10,143	MAR21	10,692
JUL17	10,046	JAN18	10,163
AUG17	10,065	FEB18	10,179

Copper

Maturity	Price(US$/lb)	Maturity	Price(US$/lb)	Maturity	Price(US$/lb)
SPOT	2.65	SEP17	2.66	MAR18	2.66
APR17	2.64	OCT17	2.66	MAR19	2.66
MAY17	2.65	NOV17	2.66	MAR20	2.65
JUN17	2.65	DEC17	2.66	MAR21	2.65
JUL17	2.65	JAN18	2.66
AUG17	2.65	FEB18	2.66

Bunker Oil

Maturity	Price(US$/ton)	Maturity	Price(US$/ton)	Maturity	Price(US$/ton)
SPOT	294	SEP17	297	MAR18	294
APR17	295	OCT17	296	MAR19	289
MAY17	297	NOV17	296	MAR20	288
JUN17	297	DEC17	295	MAR21	288
JUL17	297	JAN18	295
AUG17	297	FEB18	295

(ii)   Foreign exchange and interest rates

US$-Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (%p.a.)	Maturity	Rate (% p.a.)
05/02/17	8.90	03/01/18	2.75	04/01/20	3.25
06/01/17	5.56	04/02/18	2.73	07/01/20	3.35
07/03/17	4.18	05/02/18	2.71	10/01/20	3.46
08/01/17	3.72	07/02/18	2.70	01/04/21	3.56
09/01/17	3.29	10/01/18	2.71	04/01/21	3.65
10/02/17	3.10	01/02/19	2.79	07/01/21	3.74
11/01/17	2.96	04/01/19	2.85	10/01/21	3.81
12/01/17	2.89	07/01/19	2.94	01/03/22	3.93
01/02/18	2.84	10/01/19	3.03	01/02/23	4.29
02/01/18	2.80	01/02/20	3.16	01/02/24	4.58

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0.98	6M	1.30	11M	1.37
2M	1.03	7M	1.33	12M	1.38
3M	1.15	8M	1.34	2Y	1.64
4M	1.23	9M	1.35	3Y	1.85
5M	1.27	10M	1.37	4Y	2.02

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Matuity	Rate (% p.a.)
05/02/17	7.50	03/01/18	7.50	04/01/20	7.50
06/01/17	7.50	04/02/18	7.50	07/01/20	7.50
07/03/17	7.50	05/02/18	7.50	10/01/20	7.50
08/01/17	7.50	07/02/18	7.50	01/04/21	7.50
09/01/17	7.50	10/01/18	7.50	04/01/21	7.50
10/02/17	7.50	01/02/19	7.50	07/01/21	7.50
11/01/17	7.50	04/01/19	7.50	10/01/21	7.50
12/01/17	7.50	07/01/19	7.50	01/03/22	7.50
01/02/18	7.50	10/01/19	7.50	01/02/23	7.50
02/01/18	7.50	01/02/20	7.50	01/02/24	7.50

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
05/02/17	11.61	03/01/18	9.72	04/01/20	9.75
06/11/17	11.35	04/02/18	9.66	07/01/20	9.80
07/03/17	10.96	05/02/18	9.62	10/01/20	9.85
08/01/17	10.74	07/02/18	9.56	01/04/21	9.88
09/01/17	10.49	10/01/18	9.51	04/01/21	9.93
10/02/17	10.30	01/02/19	9.50	07/01/21	9.97
11/01/17	10.13	04/01/19	9.54	10/01/21	10.00
12/01/17	9.98	07/01/19	9.58	01/03/22	10.01
01/02/18	9.87	10/01/19	9.64	01/02/23	10.11
02/01/18	9.77	01/02/20	9.69	01/02/24	10.16

Implicit Inflation (IPCA)

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
05/02/17	5.86	03/01/18	4.08	04/01/20	4.46
06/01/17	5.62	04/02/18	4.02	07/01/20	4.48
07/03/17	5.25	05/02/18	4.05	10/01/20	4.50
08/01/17	5.04	07/02/18	4.13	01/04/21	4.50
09/01/17	4.80	10/01/18	4.24	04/01/21	4.52
10/02/17	4.62	01/02/19	4.28	07/01/21	4.54
11/01/17	4.46	04/01/19	4.35	10/01/21	4.55
12/01/17	4.32	07/01/19	4.38	01/03/22	4.55
01/02/18	4.21	10/01/19	4.42	01/02/23	4.62
02/01/18	4.12	01/02/20	4.43	01/02/24	4.65

EUR Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	-0.39	6M	-0.26	11M	-0.22
2M	-0.37	7M	-0.25	12M	-0.22
3M	-0.36	8M	-0.24	2Y	-0.13
4M	-0.31	9M	-0.23	3Y	-0.04
5M	-0.28	10M	-0.23	4Y	0.07

CAD Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0.91	6M	1.11	11M	0.55
2M	0.93	7M	0.94	12M	0.50
3M	0.94	8M	0.81	2Y	1.11
4M	1.03	9M	0.71	3Y	1.27
5M	1.08	10M	0.62	4Y	1.40

Currencies-Ending rates

CAD/US$	0.7506	US$/BRL	3.1684	EUR/US$	1.0704

Members of the Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Board of Directors	Governance and Sustainability Committee
Fernando Jorge Buso Gomes
Gueitiro Matsuo Genso	Dan Antonio Marinho Conrado
Chairman	Eduardo de Oliveira Rodrigues Filho
Denise Pauli Pavarina
Fernando Jorge Buso Gomes	Clarissa Lins
Vice-President
Fiscal Council
Dan Antonio Marinho Conrado
Marcel Juviniano Barros	Marcelo Amaral Moraes
Eduardo Refinetti Guardia	Chairman
Denise Pauli Pavarina
Shinichiro Omachi	Eduardo Cesar Pasa
Oscar Augusto de Camargo Filho	Raphael Manhães Martins
Eduardo de Salles Bartolomeo	Robert Juenemann
Lucio Azevedo	Marcus Vinícius Dias Severini

Alternate	Alternate
Gilberto Antonio Vieira	Sergio Mamede Rosa do Nascimento
Moacir Nachbar Junior	Bernardo Zito Porto
Arthur Prado Silva	Gaspar Carreira Júnior
Francisco Ferreira Alexandre
Robson Rocha
Luiz Mauricio Leuzinger	Executive Officers
Yoshitomo Nishimitsu
Eduardo de Oliveira Rodrigues Filho	Murilo Pinto de Oliveira Ferreira
Raimundo Nonato Alves Amorim	Chief Executive Officer

Clovis Torres Junior
Advisory Committees of the Board of Directors	Executive Officer (Human Resources, Health & Safety, Sustainability, Energy, Mergers and Acquisitions, Governance, Corporate Integrity, Legal and Tax)
Controlling Committee
Moacir Nachbar Junior	Luciano Siani Pires
Arthur Prado Silva	Executive Officer (Finance and Investors Relations)
Oswaldo Mário Pego de Amorim Azevedo
Jorge Roberto Manoel	Roger Allan Downey
Executive Officer (Fertilizers, Coal and Strategy)
Executive Development Committee
Oscar Augusto de Camargo Filho	Gerd Peter Poppinga
Marcel Juviniano Barros	Executive Officer (Ferrous)
Fernando Jorge Buso Gomes
Gueitiro Matsuo Genso	Humberto Ramos de Freitas
Ana Silvia Matte	Executive Officer (Logistics and Mineral Research)

Strategic Committee	Jennifer Anne Maki
Murilo Pinto de Oliveira Ferreira	Executive Officer (Base Metals)
Gueitiro Matsuo Genso
Fernando Jorge Buso Gomes
Oscar Augusto de Camargo Filho	Rogerio Nogueira
Global Controller Director

Finance Committee	Murilo Muller
Gilmar Dalilo Cezar Wanderley	Controllership Director
Fernando Jorge Buso Gomes
Eduardo de Oliveira Rodrigues Filho	Dioni Brasil
Eduardo de Salles Bartolomeo	Accounting Manager
Eduardo Refinetti Guardia	TC-CRC-RJ 083305/O-8

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Andre Figueiredo
Date: April 27, 2017		Andre Figueiredo
Director of Investor Relations